SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 17, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES COMMISSION)
ITR – QUARTERLY INFORMATION	Date: 03/31/2008	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION ON THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 –CORPORATE TAXPAYER ID (CNPJ) 02.570.688/0001-70
4 – NIRE 5.330.000.581.8

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - COMPLETE ADDRESS : SIA/SUL – ASP -LOT D - BL B - 1° ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - CITY BRASILIA			5 - STATE DF
6 - AREA CODE (DDD) 61	7 - TELEPHONE 3415-1010	8 - TELEPHONE 3415-1256	9 - TELEPHONE 3415-1119	10 - TELEX
11 - AREA CODE (DDD) 61	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTORS RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME PAULO NARCÉLIO SIMÕES AMARAL
2 - COMPLETE ADDRESS : SIA/SUL - ASP - LOT D - BL A - 2° ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – CITY BRASILIA			6 - STATE DF
7 - AREA CODE (DDD) 61	8 - TELEPHONE 3415-1010	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE (DDD) 61	13 - FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

ACCOUNTING PERIOD IN PROGRESS		CURRENT QUARTER			PREVIOUS QUARTER
1 - START	2 - END	3 -NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
01/01/2008	12/31/2008	1	01/01/2008	03/31/2008	4	10/01/2007	12/31/2007
9 - AUDITOR NAME/COMPANY NAME INDEPENDENTES DELOITTE TOUCHE TOHMATSU AUDITORES					10 - CVM CODE 00385-9
11 -NAME OF THE TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO					12 -INDIVIDUAL TAXPAYER ID (CPF) OF THE TECH. RESPONSIBLE TECHNICIAN 755.400.708-44

01.05 - COMPOSITION OF CAPITAL STOCK

Number of Shares (Units)	1 - CURRENT QUARTER 03/31/2008	2 - PREVIOUS QUARTER 12/31/2007	3 - EQUAL QUARTER e.g . PREVIOUS 03/31/2007
Issued Capital
1 - Common shares	134,031,688	134,031,688	134,031,688,203
2 - Preferred shares	229,937,525	229,937,525	229,937,525,684
3 - Total	363,969,213	363,969,213	363,969,213,887
Treasury Shares
4 - Common shares	1,480,800	1,480,800	1,480,800,000
5 - Preferred shares	0	0	0
6 - Total	1,480,800	1,480,800	1,480,800,000

01.06 - COMPANY’S CHARACTERISTICS

1 - COMPANY TYPE
Trade, Industrial and Other Companies

2 - SITUATION TYPE
Operating

3 - SHAREHOLDING NATURE
Brazilian Holding

4 - ACTIVITY CODE
1130 - Telecommunications

5 - MAIN ACTIVITY
OPERATION OF SWITCHED FIXED TELEPHONE SERVICE

6 - CONSOLIDATED TYPE
Total

7 - AUDITORS’ REPORT TYPE
No Exceptions

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2 - EVENT	3 – APPROVAL	4 - INCOME	5 - PAYM. START	6 - SHARE TYPE AND CLASS	7 - INCOME VALUE PER SHARE
01	RD	01/31/2007	Interest on Shareholder’s Equity	04/16/2008	ON	0.0004399037
02	RD	01/31/2007	Interest on Shareholder’s Equity	04/16/2008	PN	0.0004399037
03	RD	12/28/2007	Interest on Shareholder’s Equity	04/16/2008	ON	0.3486870075
04	RD	12/28/2007	Interest on Shareholder’s Equity	04/16/2008	PN	0.3486870075
05	AGO	03/18/2008	Dividend	04/16/2008	ON	1.0482847610
06	AGO	03/18/2008	Dividend	04/16/2008	PN	1.0482847610
07	RD	03/31/2008	Interest on Shareholder’s Equity		ON	0.4384967748
08	RD	03/31/2008	Interest on own capital		PN	0,4384967748

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1- ITEM	2 - CHANGE DATE	3 - CAPITAL STOCK VALUE (in thousand of reais)	4 - CHANGE VALUE (in thousand of reais)	5 - CHANGE ORIGIN	7 – NUMBER OF SHARES ISSUED (Units)	8 - SHARE PRICE UPON ISSUANCE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 04/17/2008	2 – ASSINATURA

02.01 - BALANCE SHEET - ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
1	Total Assets	6,365,320	6,086,459
1,01	Current Assets	2,208,782	1,959,747
1.1.01	Cash and Cash Equivalents	1,002,312	987,514
1.01.01.01	Cash and Bank Accounts	101	702
1.01.01.02	High-Liquidity Investments	1,002,211	986,812
1.01.02	Credits	0	0
1.01.02.01	Clients	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	1,206,470	972,233
1.01.04.01	Deferred and Recoverable Taxes	86,755	13,683
1.01.04.02	Dividends Receivable	614,339	474,247
1.01.04.03	Escrow Deposits	40	40
1.01.04.04	Temporary Investments	484,680	475,389
1.01.04.05	Other Assets	20,656	8,874
1.02	Non-Current Assets	4,156,538	4,126,712
1.02.01	Long-Term Assets	329,603	346,806
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	329,603	346,806
1.02.01.03.01	Deferred and Recoverable Taxes	323,893	341,191
1.02.01.03.02	Escrow Deposits	5,710	5,615
1.02.01.03.03	Other Assets	0	0
1.02.02	Permanent Assets	3,826,935	3,779,906
1.02.02.01	Investments	3,826,200	3,779,118
1.02.02.01.01	Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	3,820,501	3,771,114
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	/Other Investments	5,699	8,004
1.02.02.02	Property, Plant and Equipment	725	778
1.02.02.03	Intangible Assets	10	10
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2	Total Liabilities	6,365,320	6,086,459
2.01	Current Liabilities	1,032,227	824,149
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	297	437
2.01.04	Taxes, Duties and Contributions	39,704	18
2.01.04.01	Indirect Taxes	4	18
2.01.04.02	Taxes on Income	39,700	0
2.01.05	Dividends Payable	888,065	725,922
2.01.06	Provisions	15	15
2.01.06.01	Provisions for Contingencies	15	15
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	104,146	97,757
2.01.08.01	Payroll and Related Acruals	19	21
2.01.08.02	Consignment in Favor of Third Parties	28,121	22,349
2.01.08.03	Other Liabilities	76,006	75,387
2.02	Non-Current Liabilities	25,267	15,797
2.02.01	Long-Term Liabilities	25,267	15,797
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	5,247	5,011
2.02.01.03.01	Provisions for Contingencies	5,247	5,011
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	20,020	10,786
2.02.01.06.01	Indirect Taxes	15,245	6,560
2.02.01.06.02	Taxes on Income	4,775	4,226
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	5,307,826	5,246,513
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Inidirect Associated Companies	0	0
2.04.04	Revenue Reserves	265,964	265,964
2.04.04.01	Legal	265,964	265,964
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	0	0

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -31/03/2008	4 -31/12/2007
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,136,412	2,075,099
2.04.06	Advance for Future Capital Increase	0	0

03.01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01.01.08 to 03.31.08	4 - 01.01.08 to 03.31.08	5 - 01.01.07 to 03.31.07	6 - 01.01.07 to 03.31.07
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenues	48,056	48,056	(15,751)	(15,751)
3.06.01	Selling Expenses	0	0	0	0
3.06.02	General and Administrative Expenses	(5,099)	(5,099)	(4,822)	(4,822)
3.06.03	Financial	(160,332)	(160,332)	(152,826)	(152,826)
3.06.03.01	Financial Income	44,050	44,050	55,264	55,264
3.06.03.02	Financial Expenses	(204,382)	(204,382)	(208,090)	(208,090)
3.06.04	Other Operating Income	197	197	975	975
3.06.05	Other Operating Expenses	(462)	(462)	(422)	(422)
3.06.06	Equity Income	213,752	213,752	141,344	141,344
3.07	Operating Income	48,056	48,056	(15,751)	(15,751)
3.08	Non-Operating Income	14,361	14,361	62	62
3.08.01	Revenues	17,219	17,219	62	62
3.08.02	Expenses	(2,858)	(2,858)	0	0
3.09	Income Before Tax and Minority Interests	62,417	62,417	(15,689)	(15,689)
3.10	Provision for Income and Social Contribution	(39,886)	(39,886)	(41,104)	(41,104)
3.11	Deferred Income Tax	38,782	38,782	38,481	38,481
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	187,000	187,000	187,600	187,600
3.15	Income (Loss) for the Period	248,313	248,313	169,288	169,288

03,01 - STATEMENT OF INCOME (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01,01,08 to 03,31,08	4 - 01,01,08 to 03,31,08	5 - 01,01,07 to 03,31,07	6 - 01,01,07 to 03,31,07
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY	362,488,413	362,488,413	362,488,413,887	362,488,413,887
	(UNITS)
	EARNINGS PER SHARE (REAIS)	0.68502	0.68502	0.00047	0.00047
	LOSS PER SHARE (REAIS)

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION

(In thousand of Brazilian Reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a joint stock publicly-held company, incorporated according to article 189 of Law 9,472/97 - Telecommunications General Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998.

The Company has as purpose to control companies developing fixed telephony public services in Region II of the General Concession Plan (“PGO”), approved by Decree 2,534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may participate in the capital of other companies.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission – SEC. Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

The control of the Company is exercised by SOLPART Participações S.A. (“SOLPART”), corresponding, at the quarter closing date, to 51.00% of the voting capital and 18.78% of the total capital.

Subsidiaries

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area, Brasil Telecom S.A. renders since July 1998 the STFC in the modalities of local and intra-regional long distance. As of January 22, 2004 Brasil Telecom S.A. has started exploiting domestic and international long distance call services in all Regions. Under the local modality, the service outside Region II has started to be offered as of January 19, 2005.

The concession agreements in force, under the modalities of local and long distance services, came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 4.i.

Information related to the quality and universalization targets of the Switched Fixed Telephone Service of its Subsidiary are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

b. Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda. (“NTP”) and Nova Tarrafa Inc. ("NTI"). The purpose of these subsidiaries is the capital interest in Internet Group (Cayman) Limited (“iG Cayman”), which is focused on Internet access provision. iG Cayman is subsidiary of Brasil Telecom Serviços de Internet S.A, a company that is also an indirect subsidiary and operates in the internet segment.

NTP’s and NTI’s interest in iG Cayman on the quarter closing date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Serviços de Internet S.A. the total interest was 98.2% .

Indirect Subsidiaries

In the second semester of 2006, the process for restructuring Brasil Telecom S.A. subsidiaries has started, since approved by the Company’s administration council. Such restructuring aims at optimizing the control structure with reduction of companies, concentration of similar activities, simplification of equity among companies. The corporate alterations already performed, carried out based on the book values, did not have material effects in the cost structure. The alterations occurred in the quarters or fiscal years referred to in the present quarterly information are mentioned in the comments of the companies below, when attributed to them.

The subsidiary Brasil Telecom S.A. holds the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

14 Brasil Telecom Celular S.A. (“BrT Celular”) is a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrT Celular”) is a wholly-owned subsidiary whose main product is internet broadband services. It also provides both residential and corporate clients with a series of value-added services, among which wireless internet access.

BrTI, on the other hand, has the control of the following companies:

(i) iBest Group

iBest has its operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service, and one of its main services is its internet connection speedup device. iBest activities are totally represented by Freelance S.A., established in Brazil. It also has the iBest Holding Corporation, constituted in Cayman Islands, which is not operating and does not have investments in other companies.

(ii) iG Group

iG operates as an internet access provider, both dialup and broadband. It also provides value added services focused on the residential and corporate markets. In addition, iG also sells advertising space in its portal.

BrTI’s control over the iG Companies is attributed to its 88.81% share in the capital stock of Internet Group (Cayman) Limited (“iG Cayman”), located in the Cayman Islands.

iG Cayman is a holding which, in its turn, has the control of the companies iG Participações S.A. (“iG Part”), Internet Group do Brasil S.A. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”),subsidiaries established in Brazil.

Agência O Jornal da Internet Ltda. ("Jornal Internet")

BrTI holds thirty percent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c. Brasil Telecom Cabos Submarinos Ltda.

Brasil Telecom Cabos Submarinos Ltda. BrT CS, jointly with its subsidiaries, operates through a system of submarine fiber optics cables, with connection points in the United States, Bermudas Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate clients.

BrT CS is holds 100% of the capital stock of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, on its turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

d. BrT Comunicação Multimídia Ltda.

Brasil Telecom S.A. held until April 10, 2007, 100% of the MTH Ventures do Brasil Ltda. (“MTH”) capital, a holding company that controlled the capital of Brasil Telecom Comunicação Multimídia Ltda, with Brasil Telecom S.A. and BrTI holding the remaining equities. On the aforementioned date, the Extraordinary General Meeting deliberated the incorporation of MTH by Brasil Telecom S.A. Today, Brasil Telecom S.A. has equities corresponding to 89.8% of the BrT Multimídia capital stock, with the remaining 10.2% held by BrTI.

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has Internet solution center in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro and Fortaleza, which offer co-location and hosting services, and other value added services.

e. Vant Telecomunicações S.A. ("VANT"):

Company whose capital stock is practically totally held by Brasil Telecom S.A. BrTI has only one share in VANT’s capital stock, representing less than 0.01% interest.

VANT aims at the rendering of multimedia communication services, acquisition and onerous assignment of capabilities and other means, operating in the main Brazilian state capitals.

f. Brasil Telecom Call Center S.A. ("BrT Call Center")

Previously named Santa Bárbara dos Pinhais S.A, BrT Call Center, together with the change of its company name, decided in the shareholders meeting carried out on August 21, 2007, its social object has also been changed, and became call center service provisioning to third parties, including client services, active and receptive telemarketing, training, support, consulting services and similar activities, among others. Its operations started on November, 2007, upon rendering call center services to Brasil Telecom S.A. and its subsidiaries that need that service. Previously, the call center services were outsourced.

Change in the Management

During the third quarter of 2005, there were changes to the management of the Company and Brasil Telecom S.A.. The process of replacing the former managers, formerly related to the manager Opportunity, was litigious, according to various material facts published by the Companies during the 2005 and various lawsuits still in progress, filed by the former manager, aiming at retaking the Companies’ management.

2. PRESENTATION OF THE ACCOUNTING STATEMENTS

Preparation Criteria

The accounting statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM - Comissão de Valores Imobiliários (Securities Commission) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare accounting statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the accounting statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is identified as “COMPANY AND CONSOLIDATED”.

The amounts of judicial deposits bound to the provisions for contingencies are presented in a deductive way from the liabilities established.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the accounting statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, provisions for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

LAW 11.638/07 – AMENDMENTS TO THE JOINT STOCK COMPANIES ACT

On December 28th, 2007 Law No. 11.638 was published, which changed the provisions of the Joint Stock Companies Act – Law No. 6.404/76. The aforementioned law sets forth several changes on accountig subjects and on the elaboration of financial statements, aiming at aligning them with the International Financial Reporting Standards - IFRS and attributes to the Securities Commission (Comissão de Valores Mobiliários – CVM) the power to issue rules for publicly traded companies. The main changes introduced by the Law are effective from 2008 and refer to:

• Substitution of the Statement of Sources and Investment of Resources – DOAR by the Statement of Cash Flow – DFC;
• Obligatoriness of preparation of Statement of Value Added – DVA;
• Possibility of inclusion of tax bookkeeping in the trading bookkeeping, with segregation between trading and tax statements;
• Creation of a subgroup Patrimonial Evaluation Adjustments, on the equity and the Intangible Assets, on fixed assets;
• Regulation of evaluation criteria and classification of financial instruments, including derivatives;
• Restatement at present value (AVP) for long term active and passive operations and for short term relevant ones;
• Obligatoriness of assessment of the recovery level of non-current assets;
• Alteration of parameters of evaluation of associated companies by the equity method; • Possibility of creation of Tax Incentives Reserve;
• Obligatoriness of accounting new assets at market price, in cases of incorporation, merger or spin-off; and
• Elimination of the reassessment reserve.

The Company has already adopted the segregation of Intangible Assets from fixed assets and the publication of the DFC and DVA, the latter together with the annual accounting statements. Concerning the other items related, what is deemed to be relevant is bound to the market value of financial instruments, published in comparison to the accounting value in the note 4.”b” and “c”. Due to the need for certain alterations that still depend on regulation by the competent authority, the Company will wait for the definitions required for assessment, measurement and acknowledgement of effects resulting form such Law.

Consolidated Accounting Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

• Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them.

• Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and.

• Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The conciliation of the net income belonging to the Parent Company and the Consolidated is shown below:

	NET INCOME
	03/31/08	03/31/07
COMPANY	255,364	169,288
Registrations carried out in the Subsidiary’s Shareholders’ Equity
Capitalized Interest in the Subsidiary	-	582
CONSOLIDATED	255,364	169,870

Related Parties Transactions

During the quarters presented, no transations with related parties occurred, besides those eliminated in the concolidation process.

Other Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. For a better presentation and maintenance of comparison to the first quarter of 2008, reclassifications regarding the first quarter of 2007 have been made, basically related to legal deposits, which started to be presented in investment activities. In order to comprise such balances, the legal deposits bound to contingencies were reclassified – note No. 6, indirect duties – note No. 33 and accounts payable and provisioned expenses.

Report per Segment

The Company is presenting, supplementarily to note 42, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different among themselves.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated accounting statements.

a. Cash, Bank Accounts and High-Liquidity Investments: Financial investments are temporary high-liquidity investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters presented, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on the quarter dates.

Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the quarters date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the client. The criterion adopted for making the provisions for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. Future losses on the current receivables balance are estimated based on these historic percentages, which include accounts coming due and also the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and maintenance and goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as provisions for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values conforming them to the realization value.

d. Investments Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less provisions for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of provisions for probable losses.

e. Property, plant and equipment Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service.

f. Intangible assets These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method, for a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

g. Deferred Charges: Mainly refer to implementation and reorganization expenses. Amortization is calculated under the straight-line method, for a five-year term. When benefits are not expected from an asset, it is written off against non-operating income.

h. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction No. 371/02.

i. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

j. Provisions for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date, according to the parameters of Deliberation CVM No. 489/05. The provisions basis and nature are described in note No. 6.

k. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

1. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

m. Financial Income (Expenses), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three Foundations. Contributions are actuarially determined, whenever applicable, and recorded against the result according to the accrual basis. Additional information on private pension plans is described in note No. 5.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10.101/00 and the Company’s Bylaws.

p. Profit per share: Earnings per share are calculated with basis on the quantity of outstanding shares existing on the quarter closing date. The outstanding shares are represented by the totality of shares issued, minus the treasury stocks.

4. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALISYS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and the subsidiaries’ business are the following:

a. Credit Risk

The majority of services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since Brasil Telecom S.A. and its subsidiaries may be subject to losses arising from the difficulty in receiving amounts billed to its clients. The consolidated default in the quarter was 2.97% (2.46% in 2007), taking into account the accounts receivable total losses in relation to gross revenue. By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The subsidiary Brasil Telecom S.A. operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Subsidiary separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

Regarding mobile telephony, the credit risk in cell phones sales and service rendering in the post-paid category is minimized with the adopt on of a credit pre-analysis. Still regarding to post-paid service, whose client base at the end of the quarter was 18.1% of the total portfolio (20.1% in 2007), the accounts receivable are also monitored in order to limit the default rate and blocking the service (of phone traffic) when the bill is overdue for more than 15 days.

b. Exchange Rate Risk

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. The loans subject to this risk represent approximately 15.0% (16.0% on 12.31.07) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 61.1% (92.6% on 12.31.07) is covered by hedge operations in the exchange rate swap and dollar options mode and financial investments in foreign currency. The positive or adverse effects not paid up in hedge operations, under exchange rate swap modality and dollar options, are recorded in the result as earnings or losses, according to the situation of each instrument.

Net exposure as per book and market values at the exchange rate risk prevailing is as follows:

CONSOLIDATED
	03/31/08		12/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	603,591	630,515	636,912	655,533
Hedge Contracts	326,205	326,497	398,112	397,832
Total	929,796	957,012	1,035,024	1,053,365
Current	201,744	201,894	213,050	213,528
Long-term	728,052	755,118	821,974	839,837

The method used for calculating the market value (fair value) of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates in force on the closing date of the quarter. For securities negotiable in organized markets, the market (fair) value is equivalent to the value of the last closing quotation available on the closing date of the quarter multiplied by the number of securities in circulation. For contracts in which the current contracting conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, market values are equal to accounting values.

In the case of American dollar options; the fair value adopted for accounting recognition has been calculated based on the Black&Scholes model adapted by Garman Kohlhagen for considering specific features of exchange options. Such operations, which have been contracted with maturity up to February, 2009, registered, on the quarter closing date, net loss of R$ 5,383 (R$ 2,465 on 12.31.07) represented by R$ 2,973 for call options and R$ 2,410 for put options (R$ 761 and R$ 1,704 on 12.31.07, respectivelly).

c. Interest Rate Risk

Assets

The consolidated assets results from loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to credit benefit granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent from 94% to 97% of the SELIC rate.

These assets are represented in the balance sheet as follows:

CONSOLIDATED
	Book and Market Value
	03/31/08	12/31/07
Assets
Loans subject to:
IGP-DI	7,459	7,778
IPA-OG Column 27 (FGV)	175	195
Securities subject to:
SELIC rate	3,969	3,709
Total	11,603	11,682
Current	1,655	1,797
Long-term	9,948	9,885

The book values are equal to market values, as the current contracting conditions for these types of financial instruments are similar to the ones in which those come from or do not present parameters for quotation or contracting.

Liabilities

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates bound to indexing units: TJLP, UMBNDES, CDI and IGP-DI. The inherent risk in these liabilities arises from possible variations in these rates. The market rates are continually monitored to evaluate the need to contract instruments to protect against the variation of these rates.

In addition to loans and financing, the Controlled Company issued public debentures, non-convertible or exchangeable with shares. This liability has been contracted at interest rate bound to CDI and the risk arises in function of eventual rate increase.

These liabilities are represented in the balance sheet as follows:

CONSOLIDATED
	03/31/08		12/31/07
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	2,159,809	2,205,863	2,112,204	2,123,308
Debentures - CDI	1,118,158	1,117,711	1,088,956	1,088,956
Loans subject to UMBNDES	87,029	87,029	94,713	94,713
Hedge agreements on UMBNDES	-	-	-	-
Loans subject to IGP-DI	26,138	26,138	26,599	26,599
Other Loans (Fixed Rate)	23,333	23,333	25,907	25,907
Total	3,414,467	3,460,074	3,348,379	3,359,483
Current	312,419	318,260	283,725	287,264
Long-term	3,102,048	3,141,814	3,064,654	3,072,219

The method used for calculating the market value (fair value) of swap instruments was future cash flows associated to each instrument contracted, discounted at market rates in force on the closing date of the quarter. For securities negotiable in organized markets, the market (fair) value is equivalent to the value of the last closing quotation available on the closing date of the quarter multiplied by the number of securities in circulation. For contracts in which the current contracting conditions are similar to those in which they have been originated, or that do not present parameters for quotation or contracting, market values are equal to accounting values.

d. Risk of Not Binding Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the subsidiary Brasil Telecom S.A. are not bound to amounts of accounts receivable. Thus, a risk exists, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Subsidiary’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 6.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and the acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltd. And Nova Tarrafa Inc. are subsidiaries, whose investments are assessed by the equity accounting.

Investments assessed at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts on the results of the Company in case of substantial loss.

The amounts related to the investments are as follows:

	03/31/08		12/31/07
	Book Value	Market Value	Book Value	Market Value
Investments	3,826,200	12,248,950	3,779,118	9,925,609
Interests in Subsidiaries	3,820,501	12,243,251	3,771,114	9,917,605
Stock Exchange Quotation	3,803,520	12,226,270	3,751,699	9,898,190
Without Stock Exchange Quotation	16,981	16,981	19,415	19,415
Other Investments	5,699	5,699	8,004	8,004

The Stock Exchange quotation investment refers to the interest in Brasil Telecom S.A. and its market value was evaluated based on the market quotation used in the negotiation between minority shareholders.

g. Financial Investment Risks

The company has temporary high-liquidity investments, in domestic currency, in financial investment funds (FIFs), and investments in its own portfolio of (based on post-fixed rates) private securities issued by first-tier financial institutions (CDBs). The FIFs portfolios are comprised of federal bonds (based on post-fixed, pre-fixed and foreign exchange rates) and CDBs issued by first-tier financial institutions (based on post-fixed rates). Funds may carry out non-leveraged derivative operations, aiming at protecting their portfolios and complying with the purposes established in their respective investment policies. The exposure to market risks is monitored everyday by the VaR (Value at Risk) methodology, which expresses the loss risk quantification in these investments.

The temporary high-liquidity investments, in foreign currency, are represented by overnight operations backed by securities issued by foreign financial institutions, with low credit risk.

Short-term investments, classified as temporary investments, are represented by investments in securities issued by Austrian Republic, with remuneration subject to CDI and by the Official Credit Institute (ICO), public Spanish entity, with pre-fixed remuneration.

BrT Celular holds short-term investments in federal bonds, aiming at ensuring its participation at bidding procedures at ANATEL. Such investments are represented by National Treasury Bills – LTN, compensated according to a fixed interest rate. Aiming at getting protection against fluctuation on the market rates concerning such bonds, the Company has contracted hedge operations under the exchange rate swap modality, binding the remuneration of bonds to the CDI variation.

The investments carried out in CDBs and overnight operations are subject to the credit risk of financial institutions, and the foreign currency investments are subject to the exchange rate risk.

The balances of financial investments and short-term investments – temporary investments and public securities - are shown in Notes 16, 17 and 18, respectively.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 36, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain levels for certain indicators are not reached, such as ratios of indebtedness and leverage (financial covenants).

For the financing agreements maintained with BNDES, the subsidiary Brasil Telecom S.A. must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of transitory values in collection accounts bound to the agreements.

All indicators set forth in agreements are being complied with, thus there are no sanctions or penalties set forth in the agreement clauses entered into upon the Company.

i. Regulatory Risks

Concession Agrements

New local and domestic long distance concession agreements were entered into by Brasil Telecom S.A. with Anatel, which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

• The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, started in 2006 fiscal year, whose initial payment occurred on April 30, 2007. This will successively occur until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
• The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory and progressive offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
• The possibility of the Regulating Agency imposing alternative plans of mandatory offer;
• The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
• The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
• The creation of the users’ board in each concession.

Interconnection tariffs are defined as a percentage public local and domestic long distance tariff until the effective implementation of cost model by service/modality, estimated for 2009, according to the models defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

The amendment to the tariff method applicable to the STFC Basic Plan in the Local Modality Rendered under Public Scheme (PBS) – Conversion from Pulses to Minutes, and the implementation of the Alternative Service Plan of the Mandatory Offer (PASOO) shall be concluded in all areas of operations of the Company up to July 31, 2007, in compliance with the regulatory requirements defined by ANATEL set forth in Rules No. 423/05, 432/06 and 450/06. This change enables the clients selecting one of two service plans of mandatory offer (PBS and PASOO), as well as exercising the right of requesting details on their local calls in the telephone bills.

Authorizations for Third Generation Personal Mobile Services – 3G

14 Brasil Telecom was classified in the bidding procedure organized by ANATEL in December 2007, relatively to the authorizations for exploitation of Personal Mobile Service – SMP, concomitantly to the grant of authorization for use of radio frequency, which allows acquiring authorizations and operating in sub-bands that will allow offering products related to the third generation mobile services network – 3G in its services area. The amount of these authorizations, valid for a period of fifteen years, likely to be extended for the same period, under onerous title, is R$ 488,235. The execution of the Authorization Terms is expected to happen by the end of May, 2008 in compliance with the definition of date to be established by ANATEL. The new SMP authorizations and those already existing will be unified within the maximum period of eighteen months as of the publication in the Federal Official Gazette, of the extract of the Authorization Terms for Use of Radio Frequencies, and keeping the differentiation of the radio frequencies blocks according to the respective original contracts and their validity terms.

The deployment of the new 3G network will allow providing SMP clients with, besides the mobile voice services, data communication services at speeds higher than those made available by the current network 2.5G. In addition, the 3G network will operate complementarily to the 2.5G network, allowing the extension and update of the coverage network of BrT Celular and assisting the clients base growth.

5. BENEFITS TO EMPLOYEES

The benefits described herein are offered to employees of the Company and its direct or indirect subsidiaries, except for BrT Call Center, in connection with supplementary social security. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by Brasil Telecom S.A. on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is bound to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. For benefit plans defined and identified in this noite, the prompt recognition of actuarial earnings and losses is adopted, therefore constituting the total liabilities for the plans that are in a deficit situation, according to the rules of the Resolution CVM no. 371/00. For those plans that present a positive actuarial status, assets are constituted in the cases of express authorization for compensation with future employer dues.

The characteristics of supplementary pension plans sponsored are reported below:

FUNDAÇÃO 14

Private Pension Fundação 14 was created in 2004 and since 3.10.05 has been in charge of the management and operation of the TCSPREV pension plan. On such a date, it entered into an administration agreement with SISTEL, so that the latter would provide management and operating services to the TCSPREV and PAMEC-BrT plans up to 9.30.06. From this date on, Fundação 14 took over the management and operation services of its plans. As of the reference date of October 31, 2007, Fundação 14 gave up administrating the assistance plan PAMEC-BrT, once it is a private pension plans administration-oriented entity. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company that, besides holding the attribution of sponsor, started in the position of administrator of that plan.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution group, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 65.6% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$ 21,104.40 for 2008. Participants have the option to make additional contributions to the plan but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of joining the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits.

Assets Constituted for Compensation of Future Employer Dues

In view of the approvals from the decision-making body of Fundação 14, which established the deliberation of surpluses, directing them to the formation of reserves for contingencies, special reserve in favor of participants, both assisted and participant, and sponsor’s contributions balance, assets amounting to R$ 81,209 were constituted in order to be used in the compensation of employer dues. In that sense, Fundação 14 also promoted alterations in the Regulation of TCSPREV pension plan, whose protocol at SPC was recorded on October 24, 2007.

The balance of such assets, recorded in other assets, is presented below:

CONSOLIDATED
	03/31/08	12/31/07
Future Contributions to be Compensated – TCSPREV Pension Plan	71,476	74,476
Total	71,476	74,476
Current	15,208	18,743
Long-term	56,268	55,733

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1.31.00.

Contributions may occur in case of accumulated deficit. On 12.31.07, the actuarial appraisal date, the plan presented a surplus.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01.31.00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

The contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12.31.01, and began to constitute an internal group of the plan. Due to the utilization of PAMA, the participants share a portion of its individual costs used in the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by Brasil Telecom S.A. at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 22.8% of the staff.

Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$21,831.00 for 2008. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits.

Fundador - Brasil Telecom e Alternativo - Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.16% of the staff.

The regular contribution by the sponsor is equal to the regular contribution of the participant, rates of which are variable rates according to age, service time and salary. With the Alternativo Plan - Brasil Telecom, the contributions are limited to three times the ceiling benefit of INSS and the participant also pays an entry fee depending on the age of joining the plan.

Actuarial Insufficiency of the Plans

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. From this maximum term, remains thirteen years and nine months for total liquidation, and in the current period to the quarter closing, an amount of R$ 101,350 (R$ 28,760 in 2007) has been already amortized.

ASSISTENCE PLAN ADMINISTERED BY BRASIL TELECOM S.A.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Directed to the health care of retired employees and social security recipients linked to PBT-BrT Group, pension plan administered by Fundação 14.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single payment. However, as that plan is now administered by Brasil Telecom S.A. the transfer of administration by Fundação 14 in November 2007, there are no assets and liabilities constituted to cover the current expenses, and the actuarial obligation is fully recognized in the consolidated liabilities, in the amount of R$ 2,183 (R$ 2,077 on 12.31.07) .

b. Stock Call Option Plan for Management and Employees

The Extraordinary General Meeting of Brasil Telecom S.A. that took place on November 6, 2007, approved a new general plan for grant of stock call options for officers and employees of the Company and its subsidiaries; therefore, the plans described below being valid on the quarter closing date, in accordance to the respective approval dates.

Plan Approved on April, 28th 2000

The rights acquired via stock call options grant instruments during the validity of this plan previously approved, remain valid and effective according to the respective terms agreed, and no new grants through this plan are allowed.

On the quarter closing date, there were options for circulation as described in the program below:

Program B

The exercise price is established by the management committee based on the market price of the shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date of the option selected.

In the first quarter of 2008, 105,577 options were exercised through this program, which were liquidated by means of transfer of shares kept in treasury by Brasil Telecom S.A.

The moviments occurred in the balance of options related with this plan are summarized below:

	03/31/08
	Preferred Share Options	Average Exercise Price R$
Initial balance in the quarter	256,855	16.88
Options Exercised	(105,577)	16.53
Extinguished Options	(11,458)	17.30
Final balance in the quarter	139,820	17.71

The right to exercise the option is given in the way and terms presented as follows:

Grant					Updated Price for the Fiscal Year (in Reais)	Options (In shares)
Concession		Lot	Fiscal year as of	Deadline for the Fiscal Year
3rd	12/22/04	33%	12/22/05	12/31/11	17.71	46,607
		33%	12/22/06	12/31/11	17.71	46,607
		34%	12/22/07	12/31/11	17.71	46,607

The representativity of the options balance in view of the total outstanding shares of the subsidiary Brasil Telecom S.A. is 0.03% (0.05% on 12.31.07) .

Considering the hypothesis that the options will be fully exercised, the premium of the respective options, calculated based on the Black&Scholes method, for the Subsidiary would be R$ 1,047 (R$ 1,761 in 12.31.07) .

Plan Approved on November, 6th 2007
The new plan authorizes granting options, providing the participants, under certain conditions, with the opportunity to acquire or subscribe, in the future, shares that integrate a basket of shares defined as Performance Unity – UP, at a pre-established price The amount corresponding to the number of UPs granted shall not exceed the maximum amount of 10% of the book value of shares of each type of share of the Controlled Company.

Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Subsidiary shareholders.

According to the Plan, the Company is forced to repurchase the shares acquired by the employees and officers through the exercise of the option, at the weighed closing average market price in the last thirty floors.

The administration of that plan has been attributed to the board of executive officers, which holds wide powers for establishing options programs, and may be delegated to a remuneration committee formed by up to three members of the board.

At Meeting of December 14, 2007 the Administration Council of Brasil Telecom S.A. ratified the approval of both programs related with the new call option plan, which is effective as of July 1, 2007 and consists in the following:

Program 1

The grant has been established under the form of one-time concession, and does not allow new concessions for the period comprised by four years. The exercising price of the UP has been set up by the board of executive officers under the terms defined in the plan, and it is subject to indexation by IGP-M, added by 6% p.a., to be discounted from the amounts paid in the form of dividends and or JSCP in the period.

Program 2

This program establishes annual grant of options, on July 1 of each year, with its first grant having occurred on July 1, 2007. The UP exercise price was fixed by the administration council, under the terms defined in the plan and will be discounted from the amounts paid as dividends and or JSCP (interest on the shareholders’ equity) in the period.

The right to exercise the option included in the programs 1 and 2 is given in the way and terms presented as follows:

Program	Grant				Updated Price for the Fiscal Year (in Reais)	Options (In UP’s)
	Concession	Lot	Fiscal year as of	Deadline for the Fiscal Year
1	07/01/07	25%	07/01/08	06/30/11	29.20	704,329
		25%	07/01/09	06/30/12	29.20	704,329
		25%	07/01/10	06/30/13	29.20	704,329
		25%	07/01/11	06/30/14	29.20	704,337
2	07/01/07	25%	07/01/08	06/30/11	26.70	219,121
		25%	07/01/09	06/30/12	26.70	219,121
		25%	07/01/10	06/30/13	26.70	219,121
		25%	07/01/11	06/30/14	26.70	219,132

The terms established in programs 1 and 2 may be antecipated due to the occurrence of any special events or conditions established in the grant agreement, particularly due to the alteration in the direct or indirect control of the Brasil Telecom S.A. and of Company.

The moviments occurred in the balance of options related with this plan are summarized below:

	03/31/08
	Preferred Share Options	Average Exercise Price R$
Initial balance in the quarter	4,036,440	28.37
Extinguished Options	(342,621)	28.37
Final balance in the quarter	3,693,819	29.47

The representativity of the options balance (UPs) in view of the shareholder’s equity of Brasil Telecom S.A. on 03.31.08 is 2.20% (2.23% on 12.31.07) .

Considering the hypothesis that the options included in programs 1 and 2 will be fully exercised, the amount of the premiums of the respective options, calculated according to the Binomial options pricing mode, for the Subsidiary would be R$ 49,488 (R$ 53,462 on 12.31.07) .

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

6. PROVISIONS FOR CONTINGENCIES

a. Contingencies Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. These proceedings are under discussion in the administrative or judicial spheres, in all the jurisdictions, from the initial to the extraordinary ones.

In a number of situations, due to legal requirement or as a caution measure, judicial deposits are made to assure the continuity of the proceedings in discussion. Judicial deposits related to risk contigencies of possible and remote loss are shown in Note 24.

We emphasize that, in some cases, similar subjects may be ranked in different risk degree rates, and this is justified by the facts and the peculiar status related to each proceeding.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for contingencies of tax nature, specially refers to those questions related to the collection of taxes arisen from divergences between the best knowledge of the administration, supported by the opinion of the Company’s legal advisors, and the Tax Authorities, as for the interpretation, application, legality and constitutionality of the tax legislation.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

COMPANY	CONSOLIDATED
Nature	03/31/08	12/31/07	03/31/08	12/31/07
Provisions	5,262	5,026	1,297,158	1,193,554
Labor	-	-	420,044	421,759
Tax	5,210	4,974	408,103	372,896
Civil	52	52	469,011	398,899
Bound Escrow Deposits	-	-	(389,220)	(295,843)
Labor	-	-	(221,163)	(220,679)
Tax	-	-	(22,139)	(22,046)
Civil	-	-	(145,918)	(53,118)
Total Provisions, Net of Escrow Deposits	5,262	5,026	907,938	897,711
Current	15	15	201,323	197,472
Long-term	5,247	5,011	706,615	700,239

Labor

Variations occurred in 2008:

CONSOLIDATED
Provisions on 12.31.07	421,759
Variations to the Result	15,643
Monetary Restatement	12,153
Revaluation of Contingent Risks	1,654
Provision of New Shares	1,836
Payments	(17,358)
Subtotal I (Provisions)	420,044
Escrow Deposits Bound on 12.31.07	(220,679)
Variations of Escrow Deposits	(484)
Subtotal II (Escrow Deposits)	(221,163)
Balance on 03.31.08 Net of Escrow Deposits	198,881

The main objects affecting the provisioned labor contingencies are:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries.

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of Brasil Telecom S.A., the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the subsidiary Brasil Telecom S.A., made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime - refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration - pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the income of Brasil Telecom S.A., attributed to the Santa Catarina Branch; and

(viii)	Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

Variations occurred in 2008:

COMPANY	CONSOLIDATED
Provisions on 12.31.07	4,974	372,896
Variations to the Result	236	39,227
Monetary Restatement	115	5,357
Revaluation of Contingent Risks	121	3,903
Provision of New Shares	-	29,967
Payments	-	(4,020)
Subtotal I (Provisions)	5,210	408,103
Escrow Deposits Bound on 12.31.07	-	(22,046)
Variations of Escrow Deposits	-	(93)
Subtotal II (Escrow Deposits)	-	(22,139)
Balance on 03.31.08 Net of Escrow Deposits	5,210	385,964

The main suits provisioned refer to the following controversies:

(i) Federal Taxes - several additional fiscal assessments that require the payment of taxes and federal contributions on facts qualified in a supposedly inadequate way or on differences when determining and estimating these taxes; and

(ii) State Taxes - claim for payment of the ICMS tax on operations that, according to the comprehension of the Company, are not subject to taxation based on this tax, and discussions on ICMS credits taken by the Company, which validity or legal status is contested by the State Tax Authorities.

Civil

Variations occurred in 2008:

COMPANY	CONSOLIDATED
Provisions on 12.31.07	52	398,899
Variations to the Result	-	104,394
Monetary Restatement	-	12,545
Revaluation of Contingent Risks	-	80,360
Provision of New Shares	-	11,489
Payments	-	(34,282)
Subtotal I (Provisions)	52	469,011
Escrow Deposits Bound on 12.31.07	-	(53,118)
Variations of Escrow Deposits	-	(92,800)
Subtotal II (Escrow Deposits)	-	(145,918)
Balance on 03.31.08 Net of Escrow Deposits	52	323,093

The suits provisioned are:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT, a company merged into Brasil Telecom S.A., in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Client service centers - public civil actions, comprising the closing of client services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

COMPANY	CONSOLIDATED
Nature	03/31/08	12/31/07	03/31/08	12/31/07
Labor	1,792	1,737	568,672	542,427
Tax	52,955	51,558	2,097,648	2,113,653
Civil	431	416	1,196,709	1,129,591
Total	55,178	53,711	3,863,029	3,785,671

Labor

Variations occurred in 2008:

COMPANY	CONSOLIDATED
Amount estimated on 12.31.07	1,737	542,427
Monetary Restatement	55	17,113
Revaluation of Contingent Risks	-	(13,350)
New Shares	-	22,482
Amount estimated on 03.31.08	1,792	568,672

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

Variations occurred in 2008:

COMPANY	CONSOLIDATED
Amount estimated on 12.31.07	51,558	2,113,653
Monetary Restatement	1,319	43,089
Revaluation of Contingent Risks	78	(109,536)
New Shares	-	50,442
Amount estimated on 03.31.08	52,955	2,097,648

The major existing suits are represented by the objects below:

(i)	INSS additional fiscal assessments on the addition of captions in the contribution salary supposedly due by the company;

(ii)	Additional fiscal assessments promoted by the Secretaria da Receita Federal (Federal Revenue Secretariat), resulting from divergences between DCTF and DIPJ;

(iii)	Public civil suits questioning the supposed transfer of PIS and COFINS taxes to end consumers;

(iv)	ICMS incurring on international calls, which tax responsibility for the collection is assigned to other operator;

(v)	ICMS - credit and respective tax rate differential in interstate acquisitions made by the Company;

(vi)	ICMS - additional fiscal assessments on the supposed incurrence of tax on the activities described in the Agreement No. 69/98;

(vii)	ICMS – tax credit on cancelled invoices.

(viii)	IR-Withheld at Source - on operations related to the protection for debt coverage;

(ix)	FUST – due to the illegal retroactivity, under the best knowledge of the Company, of the effects generated by the change in interpreting its calculation basis by ANATEL.

(x)	ISS - supposed incurrence on communications auxiliary services and discussion on services taxed by the cities listed in the Complementary Law 116/2003.

Civil

Variations occurred in 2008:

COMPANY	CONSOLIDATED
Amount estimated on 12.31.07	416	1,129,591
Monetary Restatement	15	43,784
Revaluation of Contingent Risks	-	(19,050)
New Shares	-	42,384
Amount estimated on 03.31.08	431	1,196,709

The major existing suits are represented by the objects below:

(i)	Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs, together with Brasil Telecom S.A., intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(ii)	Lawsuit for damages and consumers; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Letters of Guarantee

As for passive contingencies, the Company holds contracts for letters of guarantee executed with financial institutions, as a complementary guarantee for judicial proceedings in provisional foreclosure and as performance bond for commitments regarding authorizations granted by ANATEL. The total amount of guarantees contracted and in force on the quarter closing date corresponds to R$ 1,501 (R$ 21,483 on 12.31.07) and R$ 1,995,405 (R$ 1,381,488 on 12.31.07) for consolidated purposes. The commission charges in these contracts are based on market rates.

b. Contingent Assets

Below are presented the tax related judicial demands, through which the paid taxes recovery is claimed.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. Part of the lawsuits filed by the Company and the concessionaires of STFC Region II of the Granting Plan, merged into Brasil Telecom S.A. in February 2000, became final and unappealable, referring to the increase in the mentioned taxes calculation basis. The Company is awaiting the judgments of the other lawsuits, which the assessment of success in future filing of appeals is assessed as probable by the Company’s legal advisors. On the quarter ending date, the lawsuits which represented a active and not recognized contingency totaled the amount of R$17,632 (R$17,445 on 12.31.07) .

7. SHAREHOLDER’S EQUITY

a. Capital Stock

At the Shareholders General Meeting, held on 04.27.07, the grouping of shares representing the capital stock of the Company was approved. Resulting from this process, the shares will be grouped at the ratio of one thousand (1,000) share per one (1) share, and the capital stock will be represented by 134,031,688 common shares and 229,937,525 preferred shares, totaling 363,969,213 shares issued. From the total amount of shares, 1,480,800 common shares are kept in treasury.

The shares grouping aims at bringing the unit price for quotation of shares to a more appropriate level from the market point of view, reducing operating costs for the Company and its shareholders, and increasing the efficiency of registration systems, controls and publication of information to the shareholders. After approval of the grouping, shareholders had a period of 30 days to adjust their share positions in lots multiple of 1,000 (one thousand) shares by kind, by means of negotiation at BOVESPA or over-the-counter market. After that period, the shares are negotiated in groups with unit quotation. The remaining shares fractions were separated and grouped in full numbers and sold at auction at BOVESPA. The amounts resulting from such auction, after final settlement of the sale, were made available on behalf of the respective shareholders.

The Company is authorized to increase its capital stock, according to a resolution of the Board of Executive Officers, in a total limit of seven hundred million (700,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Executive Officers, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Executive Officers, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in sole paragraphs of article 11 and 14 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$ 2,596,272 (R$ 2,596,272 on 12.31.07), represented by shares without par value as follows:

Share Type	Total Shares		Treasury Stock		Outstanding Shares
	03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	12/31/07
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,525	229,937,525	-	-	229,937,525	229,937,525
Total	363,969,213	363,969,213	1,480,800	1,480,800	362,488,413	362,488,413

	03/31/08	12/31/07
Book Value per Outstanding Share (R$)	14.66	14.47

From the calculation of the book value per thousand shares, the common shares held in treasury are deducted.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Executive Officers was published, for the repurchase of preferred and common stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks was the following:

	03/31/08		12/31/07
	Common Shares	Net	Common Shares	Net
Initial balance in the quarter	1,480,800	20,846	1,480,800	20,846
Final balance in the quarter	1,480,800	20,846	1,480,800	20,846

History cost in the acquisition of shares in treasury stock (R$ per share)	03/31/08	12/31/07
Weighed Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of purchased common shares.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	03/31/08	12/31/07
Number of common shares in treasury	1,480,800	1,480,800
Quotation per share on BOVESPA (R$)	49.35	46.50
Market Value	73,077	68,857

The costs with the acquisition of treasury stocks are recorded in equity’s own account. Considering the deduction of the accounting value of these shares from the balance of the account of accumulated profits, which has originated the repurchase, the balance is as follows:

	03/31/08	12/31/07
Accounting Balance of Accumulated Profits	2,157,258	2,095,945
Treasury Stock	(20,846)	(20,846)
Retained Earnings Balance, net of Treasury Stocks	2,136,412	2,075,099

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The revenue reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: composed of remaining profit balances of net income for the year, adjusted according to the terms of article 202 of Law no 6,404/76, or by the recording of adjustments from prior fiscal years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Executive Officers, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law No. 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 44 of the Companys Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2008 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	03/31/08	03/31/07
Interest on Shareholders’ Equity - JSCP -Credited	187,000	187,600
Common Shares	68,380	68,600
Preferred Shares	118,620	119,000
Withholding Income Tax (IRRF)	(28,050)	(28,140)
Net Interest on Shareholders’ Equity	158,950	159,460

8. OPERATING REVENUE FROM SERVICES AND SALES

CONSOLIDATED
	03/31/08	03/31/07
Fixed Telephone Service

Local Service	1,588,838	1,648,044
Activation fees	2,345	6,614
Subscription	891,199	862,304
Fixed	228,326	302,570
Fixed Mobile – VC1	463,032	465,944
Rent	284	297
Others	3,652	10,315

Long Distance Service	763,600	756,304
Intra-Sectorial Fixed	206,211	213,895
Intra-Regional Fixed (Inter-Sectorial)	58,352	68,430
Inter-Regional Fixed	55,130	60,826
VC2	216,841	202,561
Fixed Origin	74,605	73,737
Mobile Origin	142,236	128,824
VC3	217,076	198,855
Fixed Origin	99,379	97,223
Mobile Origin	117,697	101,632
International	9,990	11,737

Interconnection	81,378	84,956
Fixed Fixed	51,352	56,742
Mobile Fixed	30,026	28,214

Cession of Means	103,645	89,740
Public Telephony	134,078	129,049
Supplementary Services, Intelligent Network and Advanced Telephony	99,529	106,319
Others	7,900	9,992

Total Fixed Telephone Service	2,778,968	2,824,404

Mobile Telephone Service

Telephony	426,533	377,534
Subscription	97,102	101,393
Utilization	134,667	109,479
Additional per Call	1,771	1,541
Roaming	3,595	4,751
Interconnection	151,794	139,631
Added Value Services	33,672	17,204
Other Services	3,932	3,535

Sale of Goods	39,545	52,197
Cell phones	38,762	50,375
Electronic Cards - Brasil Chip, Accessories and Other Goods	783	1,822

Total of Mobile Telephony Service	466,078	429,731

CONSOLIDATED
	03/31/08	03/31/07
Data Transmission Services and Others
Data Transmission	667,729	540,216
Other Services of Main Activities	123,283	102,723
Total Data Transmission Services and Others	791,012	642,939
Gross Operating Revenue	4,036,058	3,897,074
Deductions from Gross Revenue	(1,274,078)	(1,206,217)
Taxes on Gross Income	(1,095,443)	(1,064,627)
Other Deductions on Gross Income	(178,635)	(141,590)
Net Operating Income	2,761,980	2,690,857

9. COSTS OF SERVICES AND SALES

The costs incurred in the rendering of services and sales of goods are as follows:

CONSOLIDATED
	03/31/08	03/31/07
Interconnection	(563,631)	(576,532)
Depreciation and Amortization	(444,395)	(540,910)
Third Parties Services	(238,310)	(238,717)
Personnel	(84,871)	(34,982)
Rent, Leasing and Insurance	(81,410)	(78,079)
Sold Goods	(46,346)	(52,847)
Means of Connection	(32,677)	(30,844)
FISTEL	(19,224)	(16,758)
Material	(17,021)	(16,666)
Burden of the Concession	(16,421)	(16,841)
Profit Sharing - Employees	(8,280)	(5,166)
Others	(3,162)	(3,041)
Total	(1,555,748)	(1,611,383)

10. SALES OF SERVICES

(Selling Expenses)

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	03/31/08	03/31/07
Third Parties Services	(144,535)	(175,091)
Losses with Accounts Receivable from Clients	(119,833)	(95,680)
Personnel	(55,165)	(54,804)
Rent, Leasing and Insurance	(14,101)	(18,772)
Material	(11,332)	(6,846)
Profit Sharing for Managers and Employees	(6,821)	(5,432)
Depreciation and Amortization	(4,620)	(4,760)
Others	(8,575)	(7,239)
Total	(364,982)	(368,624)

11. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Third Parties Services	(1,753)	(1,874)	(200,485)	(175,432)
Depreciation and Amortization	(53)	(70)	(77,926)	(83,368)
Personnel	(1,142)	(1,077)	(46,935)	(41,941)
Profit Sharing for Managers and Employees	-	-	(14,668)	(8,971)
Rent, Leasing and Insurance	(2,146)	(1,795)	(14,100)	(8,610)
Material	-	-	(751)	(923)
Others	(5)	(6)	(619)	(1,451)
Total	(5,099)	(4,822)	(355,484)	(320,696)

12. OTHER OPERATING EXPENSES, NET

The remaining revenues and expenses attributed to operational activities are shown as follows:

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Taxes and Expenses Refunded	15	30	64,047	20,029
Penalties	(25)	(1)	31,012	20,617
Technical and Administrative Services	181	945	21,062	15,496
Operational Infrastructure Rental and Others	-	-	20,867	20,511
Subsidies and Donations Received	-	-	2,213	3,107
Reversion of Other Provisions	-	-	311	15,344
Contingencies - Provision(1)	(236)	(116)	(159,264)	(122,607)
Pension Plans - Provisions	-	-	(32,668)	(11,707)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(40)	(150)	(27,413)	(14,950)
Goodwill Amortization on the Acquisition of Investments		-	(19,441)	(21,032)
Court Fees	-	-	(11,648)	(9,243)
Donations and Sponsorships	(5)	-	(5,393)	(1,317)
Results on Write-Off of Repair/Resale Inventories	-	-	(503)	(455)
Other Revenues (Expenses)	(155)	(155)	(4,590)	(2,044)
Total	(265)	553	(121,408)	(88,251)
Other Operating Income	197	975	146,294	114,748
Other Operating Expenses	(462)	(422)	(267,702)	(202,999)

Revenues and expenses of the same nature are represented by the net value.
(1) Provisions for contingencies are described in note 6

13. FINANCIAL EXPENSES, NET

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Financial Income	44,050	55,264	218,674	161,424
Domestic Currency	44,050	55,264	216,656	161,360
On Rights in Foreign Currency	-	-	2,018	64
Financial Expenses	(204,382)	(208,090)	(461,499)	(494,763)
Domestic Currency	(17,382)	(20,489)	(166,825)	(201,971)
On Liabilities in Foreign Currency	-	(1)	(27,489)	(25,020)
Interest on Shareholder’s Equity	(187,000)	(187,600)	(267,185)	(267,772)
Total	(160,332)	(152,826)	(242,825)	(333,339)

14. NON-OPERATING REVENUES (EXPENSES)

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Reversal for Investments Losses	554	62	20,544	2,817
Result in Investment Write-Off	13,358	-	(5,632)	-
Result in Fixed Assets and Deferred Write-Off	-	-	(391)	(4,129)
Gain (Loss) with Investments	449	-	449	(9)
Provision Reversal for Realization Amount and Losses of
Property, Plan and Equipment and Properties for Sale	-	-	2,068	4,915
Amortization of Goodwill on Merger	-	-	-	(126)
Total	14,361	62	17,038	3,468

15. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Income Before Taxes and Interest	62,417	(15,689)	138,571	(27,968)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation(1)	-	-	(1,205)	24,146
Total of Taxable Income	62,417	(15,689)	137,366	(3,822)
Corporate Income Tax - IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(15,604)	3,922	(34,342)	956
Permanent Additions	(23)	(5,871)	(12,144)	(10,774)
Amortization of Goodwill	-	-	(4,839)	(5,707)
Exchange Variation on Investments	(3)	(14)	(260)	(666)
Equity in Subsidiaries	-	(5,857)	-	-
Other Additions	(20)	-	(7,045)	(4,401)
Permanent Exclusions	14,947	16	10,222	8,824
Equity in Subsidiaries	12,349	-	-	-
Investment Dividends at Acquisition Cost	-	-	1	2
Non-Operating Equity in Subsidiaries	-	-	112	-
Other Exclusions	2,598	16	10,109	8,822
Tax Losses Offset	-	-	1,877	476
Others	(112)	6	(4,701)	491
Effect of IRPJ on Statement of Income	(792)	(1,927)	(39,088)	(27)
Social Contribution on Net Income - CSLL
CSLL on Taxed Result (9%)	(5,618)	1,412	(12,363)	344
Permanent Additions	(9)	(2,113)	(3,569)	(3,590)
Amortization of Goodwill	-	-	(1,742)	(2,055)
Exchange Variation on Investments	(1)	(5)	(94)	(240)
Non-Operating Equity in Subsidiaries	-	(2,108)	-	-
Other Additions	(8)	-	(1,733)	(1,295)
Permanent Exclusions	5,381	6	3,614	3,063
Equity in Subsidiaries	4,405	-	-	-
Investment Dividends at Acquisition Cost	-	-	-	1
Other Exclusions	976	6	3,614	3,062
Offset of Negative Calculation Basis	-	-	674	170
Others	(66)	(1)	(1,639)	72
Effect of CSLL on Statement of Income	(312)	(696)	(13,283)	59
Effect of IRPJ and CSLL on Statement of Income	(1,104)	(2,623)	(52,371)	32

(1) Negative result of subsidiaries which do not constitute IRPJ and CSLL over tax loss and negative calculation basis, for not presenting realization expectation.

16. CASH, BANK ACCOUNTS AND HIGH-LIQUIDITY INVESTMENTS

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Cash and Bank Accounts	101	702	65,522	315,032
High-Liquidity Investments	1,002,211	986,812	3,024,447	3,049,514
Total	1,002,312	987,514	3,089,969	3,364,546

The breakdown of high-liquidity investment portfolio, on the quarter closing date, is presented below:

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Exclusive Investment Funds
Government Bonds	761,594	682,337	2,169,423	2,235,356
Private Bonds	228,795	252,080	594,368	606,804
Overnight	19,717	56,316	250,458	187,046
Derivatives	43	38	444	440
Provision for Income Tax - Adjustment	(7,905)	(3,926)	(20,542)	(11,366)
Total Exclusive Investment Funds	1,002,244	986,845	2,994,151	3,018,280
CDB	-	-	3,597	3,583
Open Investment Funds	-	-	26,611	27,579
Foreign Investments - Deposit Certificates	-	-	373	377
Total Investments	1,002,244	986,845	3,024,732	3,049,819

Partial block by judicial determination	(33)	(33)	(285)	(305)
Total High-Liquidity Financial Investments	1,002,211	986,812	3,024,447	3,049,514

Exclusive funds, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Statement of Cash Flows
Net Income for the Period	248,313	169,288	248,313	169,870
Minority Interests	-	-	105,072	(69,966)
Income Items not Affecting Cash	(266,606)	(179,701)	716,430	763,702
Depreciation and Amortization	53	70	546,382	650,196
Losses with Accounts Receivable from Clients	-	-	119,833	95,680
Provision for Contingencies	236	116	159,264	122,607
Provisions for Pension Plans	-	-	32,668	11,707
Deferred Taxes	(38,782)	(38,481)	(126,875)	(116,462)
Income in Permanent Assets Write-off	(13,912)	(62)	(14,393)	(30)
Equity in Subsidiaries	(213,752)	(141,344)	-	-
Loss (Gain) with Investments	(449)	-	(449)	4

COMPANY	CONSOLIDATED
	03/31/08	03/31/07	03/31/08	03/31/07
Equity Changes	35,084	23,597	(516,634)	(235,602)
Trade Accounts Receivable	-	-	(151,315)	(125,750)
Inventories	-	-	(5,168)	15,080
Payroll, Social Charges and Benefits	(2)	-	5,559	(2,320)
Accounts Payable and Accrued Expenses	5,632	(34,044)	35,436	(546)
Taxes	40,556	51,497	(119,928)	(26,008)
Financial Charges	-	-	(33,044)	(38,813)
Service Exploitation Licenses	-	-	29,837	25,346
Provisions for Contingencies	-	-	(55,660)	(99,506)
Provisions for Pension Plans	-	-	(77,775)	(9,303)
Other Assets and Liabilities Accounts	(11,102)	6,144	(144,576)	26,218
Cash Flow from Operating Activities	16,791	13,184	553,181	628,004

Investment Activities
Temporary Investments in Fixed Income Sovereign Bonds	(9,291)	-	(212,066)	89,389
Funds Obtained in the Sale of Permanent Assets	16,216	-	24,883	98
Escrow Deposits	(8,723)	(31)	(328,796)	(120,092)
Investments in Permanent Assets	-	-	(305,389)	(378,019)
Cash Flow from Investment Activities	(1,798)	(31)	(821,368)	(408,624)

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Period	(195)	(248)	(812)	(662)
Loans and Financing	-	-	(5,578)	(268,814)
Loans Obtained	-	-	100,000	-
Loans Settled	-	-	(105,578)	(268,814)
Cash Flow from Investment Activities	(195)	(248)	(6,390)	(269,476)

Cash Flow for the Period	14,798	12.905	(274,577)	(50,096)

Cash, Bank Accounts and High-Liquidity Investments:
Closing Balance	1,002,312	1,445,249	3,089,969	3,923,856
Initial Balance	987,514	1,432,344	3,364,546	3,973,952
Variation for the Period	14,798	12,905	(274,577)	(50,096)

Supplementary Cash Flow Information

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Income Tax and Social Contribution Paid	-	-	117,503	52,759
Interest Paid from Loans and Financing (Includes Debentures)	-	-	80,982	166,505
Variation between Economic and Financal Investment (Fixed Assets, Intangible Assets and Deferred Charges)	-	-	145,536	225,238

17. TEMPORARY INVESTMENTS

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Bonds of the Austrian Republic	279,402	274,069	279,402	274,069
ICO Bonds – Instituto de Crédito Oficial da Espanha	205,278	201,320	406,510	201,320
Total	484,680	475,389	685,912	475,389

The bonds issued by the Austrian Republic have remuneration bound to a percentage of variation of CDI and its maturity will occur on 12.19.08. The bonds from the Instituto de Crédito Oficial (ICO), Spanish public entity, have pre-fixed remuneration and their maturity will occur on 06.02.08 and 12.22.08.

18. GOVERNMENT SECURITIES

Investments performed by BrT Celular in pre-fixed federal bonds represented by LTN (Treasury Bonds); maintained as a guarantee for taking part in bidding procedures of ANATEL, amounting the consolidated gross value of R$ 55,000 (R$53,573 on 12.31.07) on the quarter closing date, for which there is the reductive amount of R$ 79 (R$ 17 on 12.31.07), resulting from the hedge operation under swap interest modality, resulting in the net amount of R$ 54,921 (R$ 53,556 on 12.31.07) . Such bonds are released for immediate availability of the Subsidiary with the conclusion of the bidding process associated thereto.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	03/31/08	12/31/07
Billed Services	1,657,502	1,597,040
Services to be Billed	908,847	892,448
Sales of Goods	47,354	75,603
Subtotal	2,613,703	2,565,091
Provision for Doubtful Receivables	(392,519)	(375,390)
Services Rendered	(388,147)	(370,799)
Sales of Goods	(4,372)	(4,591)
Total	2,221,184	2,189,701
Due	1,694,269	1,681,551
Past due:
01 to 30 days	402,866	390,471
31 to 60 days	137,796	125,924
61 to 90 days	85,203	87,161
91 to 120 days	63,136	61,219
More than 120 days	230,433	218,765

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

CONSOLIDATED
	03/31/08	12/31/07
Inventory for Resale (Cell Phones and Accessories)	58,619	53,532
Maintenance Inventory	6,893	7,158
Provision for the Adjustment to the of Realization Value	(27,208)	(27,554)
Provision for Potencial Losses	(425)	(425)
Total	37,879	32,711

21. LOANS AND FINANCING - ASSETS

CONSOLIDATED
	03/31/08	12/31/07
Loans	7,634	7,973
Total	7,634	7,973
Current	1,655	1,797
Long-term	5,979	6,176

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getulio Vargas – FGV are incurred.

22. DEFERRED AND RECOVERABLE TAXES

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Deferred Taxes	61,655	22,324	1,730,145	1,608,083
Other Taxes Recoverable	348,993	332,550	1,162,909	989,635
Total	410,648	354,874	2,893,054	2,597,718
Current	86,755	13,683	1,090,134	804,500
Long-term	323,893	341,191	1,802,920	1,793,218

Deferred taxes related to Corporate Income Tax And Social Contribuibution on Income

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	513,865	498,803
Provisions for Contingencies	1,315	1,256	326,244	298,809
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	160,660	171,936
Interest on Shareholders’ Equity - Pro-Rata	26,058	-	65,411	-
Provision for Doubtful Receivables	-	-	97,403	93,548
ICMS - Agreements No. 69/98 and 78/01	-	-	28,337	39,820
Provision for Cofins/CPMF/INSS Suspended Collection	24,427	20,615	51,951	40,770
Provision for Profit Sharing	-	-	4,705	16,092
Provision for Inventory Material Loss	-	-	11,344	10,606
Provision for Suspended Collection - FUST	-	-	21,490	19,027
Provision for Losses - BIA	-	-	71	71
Other Provisions	-	-	14,591	16,358
Subtotal	51,800	21,871	1,296,072	1,205,840
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	187,209	181,382
Provisions for Contingencies	474	453	119,099	109,082
Provision for Pension Plan Actuarial Insufficiency
Coverage	-	-	57,837	61,897
Interest on Shareholders’ Equity - Pro-Rata	9,381	-	23,548	-
Provision for Doubtful Receivables	-	-	35,065	33,677
Provision for Profit Sharing	-	-	1,953	6,476
Provision for Inventory Material Loss	-	-	4,084	3,818
Provision for Losses - BIA	-	-	25	25
Other Provisions	-	-	5,253	5,886
Subtotal	9,855	453	434,073	402,243
Total	61,655	22,324	1,730,145	1,608,083
Current	35,445	6	411,961	336,513
Long-term	26,210	22,318	1,318,184	1,271,570

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and at the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the finance committee.

COMPANY	CONSOLIDATED
2008	26,583	309,111
2009	10,645	233,791
2010	24,427	184,711
2011	-	198,206
2012	-	209,684
2013 to 2015	-	471,041
2016 to 2017	-	36,376
2018 and following years	-	87,225
Total	61,655	1,730,145
Current	35,445	411,961
Long-term	26,210	1,318,184

The recoverable amount expected after 2017 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled by the subsidiary Brasil Telecom S.A., according to the maximum remaining period of 13 years and 9 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. The Company does not constitute tax assets in the amount of R$26,384 and R$166,928 to the Consolidated, due to the non-existence of the necessary history requirements and/or predictability of tax profits. The indirect subsidiaries which did not constitute such assets were VANT, BrT Multimídia, Freelance and BrT CS.

Other Taxes Recoverable

They are comprised of federal withholding taxes, credits to offset and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
ICMS	-	-	575,012	500,994
Corporate Income Tax	263,612	253,040	383,353	309,533
PIS and COFINS	149,337	147,358	247,435	237,768
Social Contribution on Net Income	13,644	9,752	29,761	14,164
FUST	-	-	724	724
Others	-	-	4,224	4,052
Subtotal	426,593	410,150	1,240,509	1,067,235
Provision to Recoverable Amount	(77,600)	(77,600)	(77,600)	(77,600)
Total	348,993	332,550	1,162,909	989,635
Current	51,310	13,677	678,173	467,987
Long-term	297,683	318,873	484,736	521,648

The provision of recoverable amounts corresponds to the tax credits portion which can be off set in a period which exceeds the next tem years.

23. FIXED-INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated from 94% to 97% of SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be kept during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

CONSOLIDATED
	03/31/08	12/31/07
Banco de Brasília S.A. - BRB - Bank Deposit Certificates	3,969	3,709
Total	3,969	3,709

24. ESCROW DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss.

PARENT COMPANY	CONSOLIDATED
Blocking by Nature of Liabilities	03/31/08	12/31/07	03/31/08	12/31/07
Labor Claims	-	-	269,009	250,564
Tax Suits	5,645	5,552	95,854	103,705
Civil Suits	105	103	1,320,494	1,044,254
Total	5,750	5,655	1,685,357	1,398,523
Current	40	40	384,861	329,396
Long-term	5,710	5,615	1,300,496	1,069,127

The judicial deposits subject to liability provisions are shown on a deductive basis of such provisions. Refer to Notes 6 and 33.

25. DIVIDENDS/JSCP RECEIVABLE

These refer to the interest on shareholders’ equity, net of withholding income tax and dividends credited by the subsidiary Brasil Telecom S.A. in 2007 and 2008, the amount receivable of which is R$ 614,339 (R$ 474,247 on 12.31.07) .

26. OTHER ASSETS

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Pension Funds – Future Outstanding Contributions(1)	-	-	71,476	74,476
Tax Credits Acquired(2)	-	-	46,543	46,543
Advances to Employees	-	-	31,829	36,541
Advances to Suppliers	48	450	15,193	19,038
Investments at the Cost of Acquisition Disposed	12,267	-	12,267	-
Values Receivable from Other Telecommunications Companies	-	-	8,807	8,807
Prepaid Expenses	7,715	8,424	131,888	65,830
Compulsory Deposits	-	-	1,562	1,562
Assets for Sale	-	-	1,333	1,280
Others	626	-	33,047	25,182
Total	20,656	8,874	353,945	279,259
Current	20,656	8,874	263,320	184,403
Long-term	-	-	90,625	94,856

(1)	Asset constituted to be used on the offset of future employer contributions to the supplementary pension – TCSPREV plan, as mentioned in note No. 5.
(2)	State Letters of Credit, acquired for the full payment of ICMS tax assessment notices issued in face of the Company.

27. INVESTMENTS

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Investments Carried Under the Equity in Subsidiaries	3,820,480	3,771,093	-	-
Brasil Telecom S.A.	3,803,520	3,751,699	-	-
Nova Tarrafa Participações Ltda.	16,292	18,620	-	-
Nova Tarrafa Inc.	668	774	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments	-	-	149,839	169,288
iG Cayman Ltd.	-	-	94,121	107,464
MTH Ventures do Brasil Ltda.	-	-	23,913	29,431
iBEST companies	-	-	31,335	31,452
Empresas BrT Cabos Submarinos	-	-	470	941
Interest Valued at Acquisition Cost	4,830	6,911	8,548	11,924
Tax Incentives, Net of Provisions for Loss	869	1,093	14,329	20,259
Other Investments	-	-	39	39
Total	3,826,200	3,779,118	172,755	201,510

The advances for future capital increase in favor of the Subsidiary were considered in the investments appraisal, since the allocated investments are only waiting for the formalization of the corporate act to perform the respective capital increase.

Interest Valued Using the Equity Method of Accounting: they comprise the interest of the Company in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., whose main data are:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	5,654,000	16,292	668
Capital Stock	3,470,758	32,625	1,776
Book Value per Outstanding Share/Quota (R$)	10.33	0.50	665.53
Net Profit (Loss) in Period	321,365	(2,328)	(95)
Number of Shares/Quotas held by the Company
Common Shares	247,317,180	-	1,003
Preferred Shares	120,911,021	-	-
Quotas	-	32,624,928	-
Ownership % in Subsidiary’s Capital Company’s Capital Stock(1)
In Total Capital Stock	67.27%	99.99%	100%
In Voting Capital	99.09%	99.99%	100%

(1) It takes into account the outstanding capital stock.

The equity in subsidiaries result is composed of the following values:

	Operating		Non-Operating
	03/31/08	03/31/07	03/31/08	03/31/07
Brasil Telecom S.A.	216,187	143,976	449	-
Nova Tarrafa Participações Ltda.	(2,328)	(2,468)	-	-
Nova Tarrafa Inc.(1)	(107)	(164)	-	-
Total	213,752	141,344	449	-

(1) Includes exchange variation, bound to investment abroad.

Equities Assessed by Acquisition Cost: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Fiscal Incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other Investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

COMPANY
Fixed Assets Type	Annual Depreciation Rates	03/31/08			12/31/07
		Cost	Depreciation Accumulated	Net Value	Net Value
General Use Assets	5% - 20%	52,283	(51,593)	690	740
Other Assets	19.9%(1)	188	(153)	35	38
Total		52,471	(51,746)	725	778

(1) Weighed annual average rate

CONSOLIDATED
Fixed Assets Type	Annual Depreciation Rates	03/31/08			12/31/07
		Cost	Depreciation Accumulated	Net Value	Net Value
Works in Progress	-	325,651	-	325,651	460,353
Public Switching Equipment	20%	5,189,967	(4,953,946)	236,021	227,183
Equipment and Transmission Means	16.8%(1)	12,584,147	(10,652,073)	1,932,074	2,071,772
Termination	20%	514,301	(472,489)	41,812	44,528
Data Communication Equipment
	20%	2,213,887	(1,503,782)	710,105	733,068
Buildings	4.2%	960,839	(574,264)	386,575	392,040
Infrastructure	8.7%(1)	3,902,585	(2,643,243)	1,259,342	1,310,958
General Use Assets	18.5%(1)	1,231,902	(903,915)	327,987	339,615
Lands	-	85,078	-	85,078	84,613
Other Assets	-	66	-	66	66
Total		27,008,423	(21,703,712)	5,304,711	5,664,196

(1) Weighed annual average rate

According to the STFC concession agreements, the subsidiary Brasil Telecom S.A.’s assets that are indispensable to providing the service and qualified as “revertible assets” will be automatically reverted to ANATEL when the concession ends, and the Subsidiary will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$ 21,683,683 for cost, with residual value of R$ 3,102,594.

Commercial Lease

Financial leasing contracts are kept for IT equipment, and the amounts paid as commercial lease are recorded in the account of operating expenses.

Considering the hypothesis of recognition of leased assets in the fixed assets, in consideration to the liabilities of installments payable, the balances calculated on the quarter closing date would be the following:

Property, Plant and Equipment

CONSOLIDATED
Fixed Assets Type	03/31/08			12/31/07
	Cost	Depreciation Accumulated	Net Value	Net Value
General Use Assets	68,582	(46,385)	22,197	27,016

Obligations in Commercial Lease Agreements

CONSOLIDATED
	03/31/08	12/31/07
Financing	29,392	35,166
Total	29,392	35,166
Current	25,198	25,361
Long-term	4,194	9,805

The installments that form the long-term obligation are expected to become due in 2009.

The payment of the commercial lease contracts is subject to the DI-Over rate variation.

Insurances (not reviewed by the independent auditors)

Insurance policy programs are held for covering revertible assets, loss of profits and contractual guarantees, as established in the Concession Agreement executed with the public power, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are:

Mode	Scope	Insured Value
		03/31/08	12/31/07
Operating Risks	Buildings, machines and equipment, premises, call centers, towers, infrastructure and IT equipment	15,039,478	12,705,368
Loss of Profits	Fixed expenses and net profit	8,955,588	8,669,400
Contractual guarantees	Fulfillment of contractual obligations	94,601	89,405
Civil Liability	Telephony service operations	12,000	12,000

The Company contracted insurance coverage related to civil liability of managers, which also includes the subsidiary Brasil Telecom S.A., which total value is equivalent to US$ 90,000,000.00 (ninety million American dollars).

There is no insurance coverage for the optional civil liability, related to casualties with vehicles of the Company, involving third parties.

29. INTANGIBLE ASSETS

COMPANY
	03/31/08			12/31/07
	Cost	Cumulated amortization	Net Value	Net Value
Trademarks and Patents	36	(26)	10	10
Total	36	(26)	10	10

CONSOLIDATED
	03/31/08			12/31/07
	Cost	Cumulated amortization	Net Value	Net Value
Data Processing Systems	2,254,567	(1,502,387)	752,180	746,182
Regulatory Licenses	296,313	(76,717)	219,596	247,293
Trademarks and Patents	687	(78)	609	611
Others	102,289	(25,184)	77,105	55,484
Total	2,653,856	(1,604,366)	1,049,490	1,049,570

30. DEFERRED CHARGES

CONSOLIDATED
	03/31/08			12/31/07
	Cost	Amortization Accumulated	Net Value	Net Value
Installation And Reorganization Costs	304,605	(205,146)	99,459	107,657
Others	13,971	(11,255)	2,716	3,296
Total	318,576	(216,401)	102,175	110,953

31. PAYROLL AND RELATED ACCRUALS

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Salaries and Compensation	-	-	5,985	6,010
Payroll Charges	19	21	80,270	72,854
Benefits	-	-	3,540	3,837
Others	-	-	6,156	7,691
Total	19	21	95,951	90,392

32. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Suppliers	297	437	1,394,009	1,496,446
Consignment in Favor of Third Parties	28,121	22,349	144,964	154,198
Total	28,418	22,786	1,538,973	1,650,644
Current	28,418	22,786	1,521,338	1,637,188
Long-term	-	-	17,635	13,456

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

33. INDIRECT TAXES

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
ICMS, net of Judicial Deposits of the Agreement No. 69/98	-	-	583,896	621,601
ICMS	-	-	704,718	811,743
Judicial Deposits referring to Agreement ICMS 69/98	-	-	(120,822)	(190,142)
PIS and COFINS	15,248	6,569	199,557	168,156
Others	1	9	63,396	60,720
Total	15,249	6,578	846,849	850,477
Current	4	18	699,760	746,234
Long-term	15,245	6,560	147,089	104,243

The balance referring to ICMS comprises amounts resulting from the Agreement no. 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

34. TAXES ON INCOME

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Corporate Income Tax
Payable Due	34,762	4,161	187,539	103,940
Law 8.200/91 - Special Monetary Restatement	-	-	5,368	5,491
Subtotal	34,762	4,161	192,907	109,431
Social Contribution on Income
Payable Due	9,713	65	59,503	30,080
Law 8.200/91 - Special Monetary Restatement	-	-	1,932	1,977
Subtotal	9,713	65	61,435	32,057
Total	44,475	4,226	254,342	141,488
Current	39,700	-	185,978	74,628
Long-term	4,775	4,226	68,364	66,860

35. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Controller Shareholders	155,535	125,562	155,535	125,562
Dividends/Interest on Shareholders’ Equity	170,338	135,075	170,338	135,075
Witholding Income Tax on Interests on Shareholders’ Equity	(14,803)	(9,513)	(14,803)	(9,513)
Minority Interests	732,530	600,360	1,092,506	890,954
Dividends/Interest on Shareholders’ Equity	732,953	581,216	1,060,953	829,031
Witholding Income Tax on Interests on Shareholders’ Equity	(60,304)	(40,932)	(87,690)	(58,130)
Unclaimed Dividends of Previous Years	59,881	60,076	119,243	120,053
Total Shareholders	888,065	725,922	1,248,041	1,016,516
Employees and Management Profit Sharing	-	-	24,104	81,328
Total	888,065	725,922	1,272,145	1,097,844

36. LOANS AND FINANCING
       (Includes Debentures)

CONSOLIDATED
	03/31/08	12/31/07
Financing	4,230,589	4,284,543
Accrued Interest and Other Charges on Financing	113,674	98,860
Total	4,344,263	4,383,403
Current	514,163	496,775
Long-term	3,830,100	3,886,628

Financing

CONSOLIDATED
	03/31/08	12/31/07
BNDES	2,246,838	2,206,917
Domestic Currency	2,159,809	2,112,204
Basket of Currencies, including dollar	87,029	94,713
Financial Institutions	978,110	1,086,153
Domestic Currency	49,472	52,506
Domestic Currency	928,638	1,033,647
Public Debentures	1,118,158	1,088,956
Suppliers - Foreign Currency	1,157	1,377
Total	4,344,263	4,383,403
Current	514,163	496,775
Long-term	3,830,100	3,886,628

Financing denominated in domestic currency: bear of (i) fixed interest of 2.4% per year to 11.5% per year, resulting in a weighed average rate of 6.71% per year; and (ii) variable interest based on TJLP plus 2.3% to 5.5% per year, UMBNDES plus 5.5% per year, 104% of CDI, resulting in a weighed average rate of 11.25% per year.

Financing denominated in foreign currency: bear of (i) fixed interest of 1.75% to 9.38% per year, resulting in a weighed average rate of 9.35% per year, and (ii) variable interest of 0.5% above LIBOR and 1.92% per year above YEN LIBOR, resulting in a weighed average rate of 3.01% per year. LIBOR and YEN LIBOR rates on 03.31.08, for half-yearly payments, were 3.19% per year and 1.03% per year, respectively.

Debentures issued by the subsidiary Brasil Telecom S.A.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on June 1, 2006. The payment term is seven years, maturing on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. On the quarter closing date there were no issuance debentures in Treasury.

Payment schedule

The long-term debt is scheduled to be paid in the following fiscal years:

CONSOLIDATED
	03/31/08	12/31/07
2009	450,558	608,463
2010	726,799	719,714
2011	794,654	778,469
2012	655,417	640,969
2013	656,173	641,720
2014	481,227	471,309
2015 and following years	65,272	25,984
Total	3,830,100	3,886,628

Currency/index debt composition

CONSOLIDATED
Updated by	03/31/08	12/31/07
TJLP (Long-Term Interest Rate)	2,159,809	2,112,204
CDI	1,118,158	1,088,956
US dollars	375,945	394,979
YEN	227,646	241,933
Debt Hedge on the Debt in Yens	326,205	398,112
UMBNDES - BNDES Basket of Currency	87,029	94,713
IGP-DI	26,138	26,599
Other (Fixed Rate)	23,333	25,907
Total	4,344,263	4,383,403

Guarantees

Certain loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of fixed telephony services and the Parent Company’s surety.

For consolidated loans and financing, hedge contracts executed with third parties are kept over 60.9% of these obligations in American dollars and yens, aiming at protecting from meaningful oscillations in quotations of these debit correcting factors. On 03/31/08, taking into account the hedge operations and foreign currency investments, the Company had an effective exposure of 8.0% (3.6% on 12.31.06) . The gains and losses on these contracts are recognized on the accrual basis.

Debentures issued by Brasil Telecom S.A. have personal guarantee, through surety granted by the Company. According to the deed of issue, the Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Subsidiary related to its debentures.

BrT Celular Financial Contractual Obligation with BNDES

BrT Celular entered into with Banco Nacional de Desenvolvimento Econômico – BNDES, on February 19, 2008 the contracting of financing in the amount of R$ 259,100 to be used in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing shall have the total term of nine years and six months, with a thirty months grace period, from which period the payment in eighty four installments shall begin. The duties regarding such financing are associated to the TJLP variation, plus 3.52% a year. From the amount under contract, the captation of R$ 100,000 has been effected in the present quarter, and the supplementary part of financial inputs is expected to occur by the end of the fiscal year of 2009. This obligation is guaranteed by cession and binding of receivables resulting from the revenue of Brasil Telecom S.A., as well as guarantee from the same.

37. SERVICE EXPLOITATION LICENSES

CONSOLIDATED
	03/31/08	12/31/07
Personal Mobile Service	255,012	242,162
STFC concession	16,421	-
Other Licenses	11,879	11,314
Total	283,312	253,476
Current	99,967	78,844
Long-term	183,345	174,632

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2008 to 2010 (balance of three installments), and 2008 to 2012 (balance of five installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The STFC concession relates to the provision constituted by Brasil Telecom S.A., on an accrual basis, based on the application of 1% upon the taxes net revenue. According to the concession agreement in force, the payment in favor of ANATEL becomes due at each two-year period, set up for April of odd years and equivalent to 2% of net revenue verified in the previous fiscal year. The next payment to be carried out is expected to occur in 2009.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Upon such obligation, variation of IGP-DI added by 1% per month applies. The settlement of the balance of such obligation will be paid in four equal, consecutive and annual installments, falling due in May.

38. PROVISIONS FOR PENSION PLANS

They refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and the pension plan managed by the Parent Company appraised by independent actuaries in accordance with CVM Resolution 371/00. Such sponsored plans are detailed in Note 5.

CONSOLIDATED
	03/31/08	12/31/07
FBrTPREV - BrTPREV Alternativo and Fundador Plans	640,456	685,668
PAMEC Plan	2,182	2,077
Total	642,638	687,745
Current	56,254	101,467
Long-term	586,384	586,278

39. ADVANCES FROM CLIENTS

CONSOLIDATED
	03/31/08	12/31/07
Telecommunications Means Assignment	88,604	91,273
Prepaid Services	52,377	42,877
Advances from Clients	881	940
Total	141,862	135,090
Current	71,992	62,957
Long-term	69,870	72,133

The long-term balance refers to the assignment agreements of telecommunications means, for which the clients made advances aimed at obtaining benefits for a more extensive period, with realization to occur in the following years.

CONSOLIDATED
	03/31/08	12/31/07
2009	6,107	7,920
2010	7,732	7,770
2011	7,680	7,718
2012	7,457	7,496
2013	7,200	7,238
2014	6,551	6,589
2015	6,483	6,521
2016 and following years	20,660	20,881
Total	69,870	72,133

40. OTHER LIABILITIES

COMPANY	CONSOLIDATED
	03/31/08	12/31/07	03/31/08	12/31/07
Liabilities resulting from Grouping of Shares	75,189	75,387	81,109	81,230
Self-Financing Funds	-	-	24,143	24,143
Bank Credits and Repeater Receivables under Processing	-	-	16,362	12,293
Other Taxes	-	-	12,808	11,332
Liabilities from Acquisition of Tax Credits	-	-	6,107	7,053
Bonuses and Premiums - Next Periods	-	-	6,308	3,249
CPMF - Suspended Collection	-	-	2,451	2,421
Liabilities with Other Telecommunications Companies	-	-	1,616	1,616
Self-Financing Installments Reimbursement - PCT-	-	-	605	607
Others	817	-	15,442	16,846
Total	76,006	75,387	166,951	160,790
Current	76,006	75,387	146,496	143,570
Long-term	-	-	20,455	17,220

Self-Financing Funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the subsidiary Brasil Telecom S.A. – Rio Grande do Sul Branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Subsidiary’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6.404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

41. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 on 12.31.07) derives from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

42. INFORMATION PER BUSINESS SEGMENT - CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	03/31/08
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Call Center	Manage ment -	Inter- Segment Eliminations	Consolidated
Gross Operating Revenue	3,560,179	576,749	112,079	52,827	-	(265,776)	4,036,058
Deductions from Gross Revenue	(1,102,184)	(150,687)	(16,752)	(5,325)	-	870	(1,274,078)
Net Operating Income	2,457,995	426,062	95,327	47,502	-	(264,906)	2,761,980
Costs of Services Rendered and Goods Sold	(1,311,082)	(374,170)	(13,193)	(46,362)	-	189,059	(1,555,748)
Gross Income	1,146,913	51,892	82,134	1,140	-	(75,847)	1,206,232

Operating Expenses, Net	(669,345)	(144,596)	(94,730)	(2,293)	(6,987)	76,077	(841,874)
Sales of Services	(269,966)	(117,584)	(65,666)	(1)	-	88,235	(364,982)
General and Administrative Expenses	(302,330)	(33,011)	(19,041)	(2,380)	(5,099)	6,377	(355,484)
Other Operating Revenue (Expenses)	(97,049)	5,999	(10,023)	88	(1,888)	(18,535)	(121,408)

Operating Income (Loss) Before Financial Revenues (Expenses)	477,568	(92,704)	(12,596)	(1,153)	(6,987)	230	364,358

Trade Accounts Receivable	2,088,090	161,123	100,386	34,281	-	(162,696)	2,221,184
Inventories	5,754	32,125	-	-	-	-	37,879
Fixed and Intangible Assets, Net	4,988,218	1,308,348	56,899	-	736	-	6,354,201

	03/31/07
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Administration	Inter-Segment Eliminations	Consolidated
Gross Operating Revenue	3,456,227	541,285	95,873	-	(196,311)	3,897,074
Deductions from Gross Revenue	(1,037,520)	(156,323)	(14,090)	-	1,716	(1,206,217)
Net Operating Income	2,418,707	384,962	81,783	-	(194,595)	2,690,857
Costs of Services Rendered and Goods Sold	(1,418,105)	(352,058)	(13,769)	-	172,549	(1,611,383)
Gross Income	1,000,602	32,904	68,014	-	(22,046)	1,079,474

Operating Expenses, Net	(583,905)	(123,055)	(87,737)	(5,907)	23,033	(777,571)
Sales of Services	(235,799)	(104,016)	(59,872)	-	31,063	(368,624)
General and Administrative Expenses	(276,943)	(29,426)	(15,374)	(4,823)	5,870	(320,696)
Other Operating Revenue (Expenses)	(71,163)	10,387	(12,491)	(1,084)	(13,900)	(88,251)

Operating Income (Loss) Before Financial Revenues (Expenses)	416,697	(90,151)	(19,723)	(5,907)	987	301,903

	12/31/07
	Fixed Telephony and Data Communications	Mobile Telephony	Internet	Call Center	Manage ment -	Inter- Segment Eliminations	Consolidated
Trade Accounts Receivable	2,033,133	194,556	110,223	22,151	-	(170,362)	2,189,701
Inventories	6,165	26,546	-	-	-	-	32,711
Fixed and Intangible Assets, Net	5,254,440	1,399,206	59,332	-	788	-	6,713,766

-.-.-.-.-.-.-.-.-.-

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on Consolidated Performance

06.01 – BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
1	Total Assets	17,662,955	17,429,314
1.01	Current Assets	7,829,835	7,435,999
1.01.01	Cash and Cash Equivalents	3,089,969	3,364,546
1.01.01.01	Cash and Bank Accounts	65,522	315,032
1.01.01.02	High-Liquidity Investments	3,024,447	3,049,514
1.01.02	Credits	2,221,184	2,189,701
1.01.02.01	Clients	2,221,184	2,189,701
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventories	37,879	32,711
1.01.04	Others	2,480,803	1,849,041
1.01.04.01	Loans and Financing	1,655	1,797
1.01.04.02	Deferred and Recoverable Taxes	1,090,134	804,500
1.01.04.03	Escrow Deposits	384,861	329,396
1.01.04.04	Temporary Investments	685,912	475,389
1.01.04.05	Government Securities	54,921	53,556
1.01.04.06	Other Assets	263,320	184,403
1.02	Non-Current Assets	9,833,120	9,993,315
1.02.01	Long-Term Assets	3,203,989	2,967,086
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	From Direct and Indirect Associated Companies	0	0
1.02.01.02.02	From Subsidiaries	0	0
1.02.01.02.03	From Other Related Parties	0	0
1.02.01.03	Others	3,203,989	2,967,086
1.02.01.03.01	Loans and Financing	5,979	6,176
1.02.01.03.02	Deferred and Recoverable Taxes	1,802,920	1,793,218
1.02.01.03.03	Fixed-Income Securities	3,969	3,709
1.02.01.03.04	Escrow Deposits	1,300,496	1,069,127
1.02.01.03.05	Other Assets	90,625	94,856
1.02.02	Permanent Assets	6,629,131	7,026,229
1.02.02.01	Investments	172,755	201,510
1.02.02.01.01	Direct and Indirect Associated Companies	4	4
1.02.02.01.02	Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Goodwill	149,839	169,288
1.02.02.01.05	Other Investments	22,912	32,218
1.02.02.02	Property, Plant and Equipment	5,304,711	5,664,196
1.02.02.03	Intangible Assets	1,049,490	1,049,570
1.02.02.04	Deferred Charges	102,175	110,953

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 03/31/2008	4 - 12/31/2007
2	Total Liabilities	17,662,955	17,429,314
2.01	Current Liabilities	4,865,367	4,727,371
2.01.01	Loans and Financing	476,005	487,819
2.01.02	Debentures	38,158	8,956
2.01.03	Suppliers	1,376,374	1,482,990
2.01.04	Taxes, Duties and Contributions	885,738	820,862
2.01.04.01	Indirect Taxes	699,760	746,234
2.01.04.02	Taxes on Income	185,978	74,628
2.01.05	Dividends Payable	1,248,041	1,016,516
2.01.06	Provisions	257,577	298,939
2.01.06.01	Provisions for Contingencies	201,323	197,472
2.01.06.02	Provisions for Pension Plans	56,254	101,467
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	583,474	611,289
2.01.08.01	Payroll and Related Acruals	95,951	90,392
2.01.08.02	Consignment in Favor of Third Parties	144,964	154,198
2.01.08.03	Profit Sharing	24,104	81,328
2.01.08.04	Service Exploitation Licenses	99,967	78,844
2.01.08.05	Advances from Clients	71,992	62,957
2.01.08.06	Other Liabilities	146,496	143,570
2.02	Non-Current Liabilities	5,637,831	5,629,663
2.02.01	Long-Term Liabilities	5,637,831	5,629,663
2.02.01.01	Loans and Financing	2,750,100	2,806,628
2.02.01.02	Debentures	1,080,000	1,080,000
2.02.01.03	Provisions	1,292,999	1,286,517
2.02.01.03.01	Provisions for Contingencies	706,615	700,239
2.02.01.03.02	Provisions for Pension Plans	586,384	586,278
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	514,732	456,518
2.02.01.06.01	Suppliers	17,635	13,456
2.02.01.06.02	Indirect Taxes	147,089	104,243
2.02.01.06.03	Taxes on Income	68,364	66,860
2.02.01.06.04	Service Exploitation Licenses	183,345	174,632
2.02.01.06.05	Advances from Clients	69,870	72,133
2.02.01.06.06	Other Liabilities	20,455	17,220
2.02.01.06.08	Funds for Capitalization	7,974	7,974
2.02.02	Deferred Income	0	0
2.03	Minority Interest	1,851,931	1,825,767
2.04	Shareholders’ Equity	5,307,826	5,246,513
2.04.01	Paid Up Capital Stock	2,596,272	2,596,272

06.02 - BALANCE SHEET - CONSOLIDATED LIABILITIES (IN THOUSAND OF REAIS)

1 - CODE	2 - DESCRIPTION	3 -03/31/2008	4 -12/31/2007
2.04.02	Capital Reserves	309,178	309,178
2.04.02.01	Goodwill on Share Subscription	306,961	306,961
2.04.02.02	Other Capital Reserves	2,217	2,217
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Owned Assets	0	0
2.04.03.02	Subsidiaries/Direct and Inidirect Associated Companies	0	0
2.04.04	Revenue Reserves	265,964	265,964
2.04.04.01	Legal	265,964	265,964
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	From Profits to Realize	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Deficit	2,136,412	2,075,099
2.04.06	Advance for Future Capital Increase	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01.01.08 to 03.31.08	4 - 01.01.08 to 03.31.08	5 - 01.01.07 to 03.31.07	6 - 01.01.07 to 03.31.07
3.01	Gross Revenue from Sales and/or Services	4,036,058	4,036,058	3,897,074	3,897,074
3.02	Deductions from Gross Revenue	(1,274,078)	(1,274,078)	(1,206,217)	(1,206,217)
3.03	Net Revenue from Sales and/or Services	2,761,980	2,761,980	2,690,857	2,690,857
3.04	Cost of Goods and/or Services Sold	(1,555,748)	(1,555,748)	(1,611,383)	(1,611,383)
3.05	Gross Profit	1,206,232	1,206,232	1,079,474	1,079,474
3.06	Operating Expenses/Revenues	(1,084,699)	(1,084,699)	(1,110,910)	(1,110,910)
3.06.01	Selling Expenses	(364,982)	(364,982)	(368,624)	(368,624)
3.06.02	General and Administrative Expenses	(355,484)	(355,484)	(320,696)	(320,696)
3.06.03	Financial	(242,825)	(242,825)	(333,339)	(333,339)
3.06.03.01	Financial Income	218,674	218,674	161,424	161,424
3.06.03.02	Financial Expenses	(461,499)	(461,499)	(494,763)	(494,763)
3.06.04	Other Operating Income	146,294	146,294	114,748	114,748
3.06.05	Other Operating Expenses	(267,702)	(267,702)	(202,999)	(202,999)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Income	121,533	121,533	(31,436)	(31,436)
3.08	Non-Operating Income	17,038	17,038	3,468	3,468
3.08.01	Revenues	62,469	62,469	23,352	23,352
3.08.02	Expenses	(45,431)	(45,431)	(19,884)	(19,884)
3.09	Income Before Tax and Minority Interests	138,571	138,571	(27,968)	(27,968)
3.10	Provision for Income and Social Contribution	(179,246)	(179,246)	(116,430)	(116,430)
3.11	Deferred Income Tax	126,875	126,875	116,462	116,462
3.12	Statutory Interest/Contributions	0	0	0	0
3.12.01	Interests	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	267,185	267,185	267,772	267,772
3.14	Minority Interest	(105,072)	(105,072)	(69,966)	(69,966)
3.15	Income (Loss) for the Period	248,313	248,313	169,870	169,870

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01.01.08 to 03.31.08	4 - 01.01.08 to 03.31.08	5 - 01.01.07 to 03.31.07	6 - 01.01.07 to 03.31.07
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (UNITS)	362,488,413	362,488,413	362,488,413,887	362,488,413,887
	EARNINGS PER SHARE (REAIS)	0.68502	0.68502	0.00047	0.00047
	LOSS PER SHARE (REAIS)

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

08.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	02.570.688/0001-70

PERFORMANCE REPORT – 1st QUARTER 2008

The performance report provides consolidated figures for Brasil Telecom Participações S.A and its subsidiaries, described in the explanation note No. 1 of these Quarterly Information.

OPERATING PERFORMANCE (not reviewed by the independent auditors)

Fixed Telephony

Plant

Operational Data	1T08	4T07	1T08/4T07 (%)

Installed Lines (1,000)	10,380	10,377	-
Additional Installed Lines (1,000)	4	8	57.3

Lines in Service - LES (1,000)	8,036	8,034	0.0
- Home	5,435	5,420	0.3
- No-Home	1,237	1,228	0.7
- Public Telephones - TUP	280	282	-0.5
- Hybrid Terminals	412	441	-6.6
- Others (includes PABX)	672	663	1.3
Added Lines in Service (1,000)	2	(30)	N/A

Active Lines - LES (-) Blocked Lines	7,826	7,846	(0.3)

Blocked Lines	211	188	12.2

Medium Lines in Service - LMES (1,000)	8,035	8,049	-0.2

LES/100-inhabitants	18.2	18.2	-
TUP/1,000-inhabitants	6.3	6.4	-0.5
TUP/100-Installed Lines	2.7	2.7	-0.6

Utilization Rate	77.4%	77.4%	0.0 p.p.

With the objective of obtaining the client’s loyalty, Brasil Telecom has launched the packages Pluri, which allow the client integrating fixed phone, mobile phone and broadband services.

To expand telephony through lower consumer segments, Brasil Telecom kept on encouraging the plan Controle Total, the prepaid plan of fixed phone, whose offer is made by direct approach in areas with technical availability. By the end of 1T08, 113 thousand clients had already adhered to the plan Controle among which 43% had never had fixed telephone.

In the 1T08, Brasil Telecom has reached 3.6 million lines in local alternate plans of fixed phones and 845.1 lines in alternate plans for long distance calls. By the end of 1T08, the participation in local alternate plans reached 44.8% of the lines base in services as a result of the strategy of approaching the market in a more segmented form.

Traffic

Operational Data	1T08	4T07	1T08/4T07
			(%)

Exceeding Minutes (million)	2,434	2,631	-7.5

VC-1 (million minutes)	671	718	-6.6

Minutes Long Distance (million)	1,357	1,378	-1.4

Long Distance	992	1,060	-6.4

VC-2	207	179	16.0

VC-3	158	139	14.0

Local Pulses and Exceeding Minutes

The reduction in traffic in relation to IT07 was influenced by the lower number of working days of IT08 and by the reduction of 3.8% in the average lines in service in the period.

VC-1

VC-1 traffic totaled 670.8 million minutes in 1T08, 3.1% lower than 1T07, in function of the fixed-mobile replacement.

Long Distance Traffic

The reduction of 5.6% in the long distance traffic in 1T08 in comparison to 1T07 was partially offset by the increase in traffics VC-2 and VC-3, due to some products of added-value (i.e. the partnership with Big Brother Brasil).

LD Market Share

In 1T08, Brasil Telecom held its leadership position and achieved an average market share of 84.6% in intra-regional segment. In the intra-sectorial segment, Brasil Telecom achieved 89.7% of market share. Brasil Telecom reached 64.3% of market share in inter-regional segment and increased in 1T08, 0.2 p.p. in the international segment, reaching 38.8% of market share.

Mobile Telephony

Operational Data	IT08	4T07	1T08/4T07
			(%)

Clients (1,000)	4,577	4,263	7.4
Post-paid	829	856	-3.1
Prepaid	3,748	3,407	10.0
Net Additions (1,000)	315	239	31.8
Post-paid	(26)	(1)	2,408.3
Prepaid	341	240	42.3
Gross Additions (1,000)	669	837	-20.1
Post-paid	75	96	-22.1
Prepaid	594	741	-19.8
Cancelations	355	598	-41.0
Post-paid	102	97	4.2
Prepaid	253	501	-49.6
Prepaid Annual Churn	32.0%	57.8%	-25.7 p.p.
Post-paid	48.2%	45.5%	2.7 p.p.
Prepaid	28.2%	61.0%	-32.7 p.p.
Client Acquisition Cost (SAC - R$)	67.7	82.7	-18.2
Assisted Locations	873	873	-13.2
% of Population Cover	88%	87%	0.0 p.p.
Coverage Cell Sites (ERBs)	2,645	2,642	0.1
Commutation and Control Centers (CCC)	11	11	0.0
Employees	628	616	1.9

Mobile Accesses

Mobile telephony reached 4,577.6 accesses in service, which represented net addition of 314.9 accesses in 1T08. By the end of 1T08, the portifolio of clients of BrT Móvel was 25.8% greater than that of 1T07.

By the end of 1T08, the mobile plant was comprised by 829.3 thousand post-paid subscribers (18.1% of BrT Móvel client base) and 3,748.2 thousand prepaid clients. The reduction of 14.2% in the post-paid client bases at 1T08 is mainly due to the migration of clients from the hybrid plan to the pre-paid plan.

Gross additions in 1T08 were 668.9 thousand accesses, 49.6% over 1T07. This result reflects the success of the plans and promotions offered by BrT Móvel and the capillarity increase of the points of sale.

BrT Móvel has maintained the strategy of growth with profitability and assisting the practices of the market in a balanced way. The cost of acquisition of the client (SAC) of BrT Móvel was R$ 77.6, 20.6% lower in comparison to those obtained at 1T07, due to the reduction of 51.0% in subsidies in function of the shorter addition of post-paid in relation to the pre-paid ones.

The market share of BrT Móvel in Region II was 13.7% by the end of 1T08, 0.8% p.p. over 1T07. BrT Móvel has maintained its third position in the market share in the Federal District and the GO, TO, MT, AC and RO.

DATA

Broadband

Operational Data	IT08	4T07	1T08/4T07
			(%)

ADSL Accesses (1,000)	1,637	1,568	4.4
Net Additions (1,000)	70	45	55.6
ADSL penetration (%)	20.4%	19.5%	4.6 p.p.

Throughout 1T08, Brasil Telecom added 69.5 thousand ADSL accesses to its plant, totaling 1,637.3 thousand accesses in service by the end of 1T08, with an increase of 18.3% when compared to 1T07. ADSL (ADSL/LES) penetration in 1T08 reached 20.4%, against 16.7% in 1T07. In continuity to the expansion of the broadband network, Brasil Telecom has reached 80% of the cities with ADSL coverage, the biggest rate among expressive carriers.

Internet Providers

The Internet Group, Internet unit at Brasil Telecom that comprises the activities of iG, iBest and BrTurbo providers, is the 2nd top broadband provider in the Brazilian market, with 1.3 million clients, representing an increase of 16.2% when compared to the same period in the previous year.

Internet Group also has 4 million clients in dial-up access, in addition to be the 4th top Brazilian portal in audience, with more than 12.1 million home unique visitors per month (source: IBOPE – Mar/08) Considering the iG and BrTurbo subscribers, the group maintains the market leadership in Region II.

ECONOMICAL-FINANCIAL PERFORMANCE

Income

The consolidated gross revenue of Brasil Telecom reached R$ 4,036.1 million in 1T08, 3.6% higher to that of 1T07, due to the growth of the participation of services of data transmission and mobile phone in the consolidated revenue, as well as the tariff restatements of 2.14% in the basket of services and 3.29% in the VC’s occurred in July of the last year.

Local Service

The gross revenue of local services reached R$ 1,588.8 million in 1T08, 3.6% lower than that recorded in 1T07, mainly because of the drop of 24.5% in the gross revenue of the local traffic and the reduction in the number of subscribers, partially offset by the increase of 3.3% in the gross revenue of subscriptions.

Public Telephony

The gross revenue of public telephony reached R$ 134.1 million in 1T08, 3.9% higher when compared to the revenue of 1T07, mainly because of the tariff restatement.

Interconnection

The interconnection revenue in 1T08 was R$ 81.4 million, 4.2% lower to the R$ 85.0 million registered in 1T07, mainly because of the reduction of 18.3% of the TU-RL in 2007.

Data Transmission

In 1T08, the gross income in data transmission reached R$791.0 million, with an increase of 23.0% when compared to 1T07, due primarily to an increment of 18.3% in the ADSL client base.

Mobile Telephony

In 1T08, total consolidated gross revenue in mobile telephony totaled R$466.1 million, from which R$426.5 million were related to services, and R$39.5 million to the sale of handsets and accessories. The consolidated gross revenue of services with the 1T08 mobile telephony exceeded in 13.0% that recorded in 1T07, due to the expansion of the clients base and the launch of new services plans.

ARPU (Monthly average net revenue per user)

The ARPU of fixed telephony (excluding data transmission) reached R$ 78.89 in 1T08, 1.3% above that recorded in 1T07, reflecting the tariff restatements. Including the data transmission revenue, the ARPU recorded in 1T08 was R$ 101.35, 6.0% above that registered in 1T07, reflecting the growing increase in the penetration and revenue of ADSL.

The ARPU of ADSL recorded in 1T08 was R$ 68.92, 3.4% lower than the R$ 71.34 recorded in 1T07, due to more aggressive promotions with discounts to encourage adhesion to Turbo products.

The total ARPU of mobile telephony in 1T08 was R$ 29.80, mainly because of a change in the behavior in the incoming traffic, which resulted in an impact estimated on the net revenue of interconnection in approximately R$ 22 million.

Costs and Expenses

Personnel

In 1T08, personnel costs and expenses reached R$216.7 million, an increase of 43.3% when compared to 1T07. Such increase happened primarily due to the internalization of the call center, accomplished by the end of 2007, the salary adjustments in accordance with collective deals and labor charges resulting from the reduction in the staff and outsourcing of the activity of maintenance of the plant. By the end of 1T08, the BrT group employed a total of 16,578 workers, divided into 5,125 workers in the segment of fixed telephony, data and internet providers, 629 at Brt Móvel, and 10,824 workers in the segment of call center.

Materials

The costs and expenses with materials amounted to R$ 75.4 million in 1T08, a drop of 2.4% in relation to 1T07, due to the lower cost of merchandise sold despite the increase in the quantity of phone sets traded.

Third Parties Services

The costs and expenses with outsourced services, with exception of interconnection, propaganda and marketing, amounted to R$ 540.9 million in 1T08, 4.2% below that recorded in 1T07, mainly reflecting the reduction of R$ 64 million in the call center line by the internalization accomplished by the end of 2007. Such reduction was offset with the increase of R$ 24.8 million in variable costs connected to the operation and R$ 13.0 million in corporate consultancy services.

The expenses with advertisement and marketing amounted to R$ 42.4 million in 1T08, an increase of R$ 17.6 million in comparison to 1T07, in function of the campaigns for launching new products that took place in the quarter, among which Pluri, added value products (i.e. partnership with Big Brother Brasil), besides campaigns for the new positioning of iG provider.

Provisions for Contingencies

In 1T08, the provisions for contingencies amounted to R$ 159.3 million, an increase of R$ 36.7 million in comparison to 1T07, basically due to the taxes, civil and labor contingencies.

PCCR/ROB

The relation of Losses with Receivables (PCCR) with the gross revenue in 1T08 was of 3.0% and amounted to R$ 119.8 million, 0.5% p.p. above the 2.5% of 1T07, due to the postponing in the maturity of invoices and respective provision caused by the Post Office strike in 1T07 and due to the increase in the default of co-billing.

Depreciation and Amortization

Depreciation and amortization costs totaled R$546.4 million in 1T08, 16.0% less than 1T07, due to the increase of goods totally depreciated.

Other Costs and Expenses/Operating Income

Other operating costs and expenses amounted R$ 133.0 million in 1T08 in comparison to 1T07, mainly because of the update of actuarial provisions.

Financial Result

In 1T08, Brasil Telecom registered negative financial result of R$242.8 million, versus R$ 333.3 million negative in the previous year. Not taking into account the effect of the interest on own capital, the variation was positive in R$ 89.9 million, mainly because: (i) of the lower indebtedness, resulting in lower financial expenses in domestic currency and (ii) of the financial revenue of R$ 65.5 million resulting from taxes deposited at court in past fiscal years, where the Company has been awarded with the decision.

Non-Operating Revenues (Expenses)

The non-operating revenue (expenses) amounted to R$ 17.0 million in 1T08, 391.3% above the 1T07, mainly because of the sale of investments valuated by the cost of acquisition of certificates FINAM and FINOR.

Net Profit

Brasil Telecom registered net profit of R$ 248.3 million in 1T08, equivalent to R$0.6850 per share. The net profit per ADR in the period was R$ 1.9583. In the 1T07, the Company recorded a profit of R$ 169.9 million, equivalent to R$ 0.4686 per 1,000 shares, while the profit per ADR in the period was R$ 1.2741.

Indebtdeness

Net Debt

By the end of the quarter, the consolidated gross debt of Brasil Telecom totaled R$513.5 million, 55.1% less than that registered at the end of March 2007, especially due to the amortization of debentures, amounting to R$500 million in April 2007 and the Real valorization, which reduced the debt in foreign currency and the generation of cash in the period.

By the end of 1T08, the debt bound to the exchange variation, not considering the hedge adjustments, amounted to R$ 690.6 million. On March 31, 2008 Brasil Telecom counted on protection to 53.4% of the debt bound to the exchange variation, resulting in a exposure of only 8.0% of the whole debt.

Investments

		R$ Million

Investments in Permanent Assets	IT08	4T07	IT08/4T07
			(%)

Network Expansion	38.7	141.1	-72.7
- Conventional Telephony	(0.1)	1.1	N.A.
- Transmission Backbone	5.3	32.7	-83.7
- Data Network	30.6	85.7	-64.3
- Intelligent Network	0.7	6.5	-88.6
- Network Management Systems	2.3	9.4	-76.0
- Other Investments in Network Expansion	(0.1)	5.7	N.A.
Network Operation	46.9	66.5	-29.5
Public Telephony	0.5	(1.0)	N.A.
Information Technology	3.8	74.9	-94.9
Personnel Expansion	20.9	21.1	-0.9
Others	34.6	153.7	-77.5
Financial expenses for Expansion	5.1	6.2	-17.8

Total Fixed Telephony	150.5	462.5	-67.5

BrT Celular	9.4	146.3	-93.6

Total Mobile Telephony	9.4	146.3	-93.6

Total Investment	159.9	608.8	-73.7

Reconciliation with Cash Flow:
Variation between Economical and Financial Investments	145.5	(244.0)	N.A.

Investment Cash Flow applied to Permanent Assets	305.4	364.8	-16.3

In 1T08, permanent assets investments at Brasil Telecom totaled R$159.9 million, from which R$150.5 million were invested in fixed telephony, including voice, data, information technology and regulatory, and R$9.4 million in mobile telephony. When compared to 1T07, the investments presented a slight increase of 4.6% .

-.-.-.-.-.-.-.-.-

09.01 - EQUITIES IN CONTROLLED AND/OR AFFILIATED COMPANIES

1 - ITEM	2 - CONTROLLED/AFFILIATED COMPANY NAME	3 - CORPORATE TAXPAYER ID (CNPJ)	4 – CLASSIFICATION	5 - %EQUITY IN CAPITAL OF INVESTED	6 - % NET EQUITY OF INVESTOR
7 -COMPANY TYPE		8 - NUMBER OF SHARES HOLD IN CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HOLD IN PREVIOUS QUARTER (Units)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	PUBLICLY TRADED COMPANY	67.27	71.70
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		368,228,201		368,228,201

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	LIMITED LIABILITY COMPANY	99.99	0.31
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		32,624,928		32,624,928

03	NOVA TARRAFA INC.	. . / -	LIMITED LIABILITY COMPANY	100.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES		1,003		1,003

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

16.01 - OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY

By fulfilling the Regulation for Differentiated Practices of Corporate Governance, the Company discloses the additional information below, related to the shareholding composition:

1. OUTSTANDING SHARES

Position: 03/31/2008	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling Shareholder	80,364,850	59.96	9,966,434	4.33	90,331,284	24.82
Managers-{}-
Board of Executive Officers	14	0.00	25	0.00	39	0.00
Board of Directors	-	0.00	2,025	0.00	2,025	0.00
Finance Committee	5	0.00	5	0.00	10	0.00
Treasury Stock	1,480,800	1.10	-	-	1,480,800	0.41
Other Shareholders	52,186,019	38.94	219,969,036	95.67	272,155,055	74.77
Total	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00
Outstanding Shares in Market	52,186,038	38.94	219,971,091	95.67	272,157,129	74.77

Note: On 04.27.07, was approved in AGE, the share grouping in a proportion of 1,000 exsiting shares to 1 share of the respective type.

Position: 03/31/2007	In share units
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Controlling Shareholder	81,684,827,233	60.94	12,770,327,697	5.55	94,455,154,930	25.95
Managers
Board of Executive Officers	37,397	0.00	26,928	0.00	64,325	0.00
Board of Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Finance Committee	5,648	0.00	5,644	0.00	11,292	0.00
Treasury Stock	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	50,866,017,464	37.96	217,165,139,426	94.45	268,031,156,890	73.64
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in Market	50,866,060,970	37.95	217,167,197,987	94.45	268,033,258,957	73.64

2. SHAREHOLDERS WITH MORE THAN 5% OF VOTING CAPITAL (Position on 03.31.08)

The shareholders who, directly or indirectly, hold more then 5% of common and preferred shares of the Company are:

Brasil Telecom Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,154	51.00	0	0.00	68,356,154	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,678	5.14	7,840,962	3.41	14,736,640	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,490	0.95	11,498,991	5.00	12,770,481	3.51
Treasury Stock	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Others	-	-	56,027,566	41.81	210,597,572	91.59	266,625,138	73.25
Total	-	-	134,031,688	100.00	229,937,525	100.00	363,969,213	100.00

Distribution of Capital Stock of the Controlling Shareholders to Individual Level

Solpart Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	2,126,489,975	99.98	-	-	2,126,489,975	99.98
Others	-	-	34	0,00	-	-	34	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Quotas	%
Privtel Investimentos S.A.	02.620.949-0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

1Shareholding position based on the second quarter 2005.

Privtel Investimentos S.A.. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Others	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

1Shareholding position based on the second quarter 2005.

Teleunioin S.A.. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Others	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

1Shareholding position based on the second quarter 2005.

Teleunioin Holding S.A.. [1]	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Woog Family Limited Partnership	-	North American	19,997	99.98	-	-	19,997	99.98
Others	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

1Shareholding position based on the second quarter 2005.

Techold Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,157,013,213	100.00	341,898,149	100.00	1,498,911,362	100.00
Others	-	Brazilian	10	0.00	-	-	10	0.00
Total	-	-	1,157,013,223	100.00	341,898,149	100.00	1,498,911,372	100.00

Invitel S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.27	13,400,644	6.27	106,114,355	6.27
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.24	-	-	33,106,348	1.96
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.04	-	-	571,411	0.03
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	8,080,153	3.78	63,983,513	3.78
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.33	41,323,590	19.33	327,225,032	19.33
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,296	68.28	150,829,870	70.56	1,160,626,166	68.57
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.03	45,166	0.03	348,111	0.03

Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,920	0.03	60,694	0.03	480,614	0.03
Opportunity Fund	-	Virgin ISlands	69,587	0.00	-	-	69,587	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.00	5,642	0.00	43,420	0.00
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.00	5,290	0.00	40,707	0.00
Others	-	-	6	0.00	-	-	6	0.00
Total	-	-	1,478,858,235	100.00	213,751,049	100.00	1,692,609,284	100.00

Zain Participações S.A.	In share units
Company Name	CPF/CNPJ	Nationality	Common Shares	%	Preferred Shares	%	Total Shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.85	-	-	552,668,015	45.85
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.47	-	-	511,953,674	42.47
Opportunity Fund	-	Virgin ISlands	108,497,504	9.00	-	-	108,497,504	9.00
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.39	-	-	28,765,247	2.39
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.29	-	-	3,475,631	0.29
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Others	-	-	1,144	0.00	-	-	1,144	0.00
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

01768-0 BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

17.01 - REPORT ON SPECIAL REVIEW - NO EXCEPTIONS

To the Shareholders, Board of Directors and Management of
Brasil Telecom Participações S.A.
Brasília - DF

1.
We have performed a review of the accounting information contained in the accompanying interim financial statements, Company and consolidated, of Brasil Telecom Participações S.A. (“Company”) and subsidiaries for the quarter ended March 31, 2008, consisting of the balance sheets, the related statements of income and cash flows, the performance report and the related notes to the interim financial statements, all expressed in Brazilian reais and prepared under the responsibility of the Company’s Management.

2.
Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council (CFC), and consisted, principally, of: (a)inquiries of and discussions with certain officials of the Company and its subsidiaries who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had, or might have had, material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in the interim financial statements referred to in paragraph 1 for them to be in conformity with standards established by the Brazilian Securities Commissions (CVM), specifically applicable to the preparation of interim financial statements, including the News Release of January 14, 2008.

4.
As mentioned in note 2, on December 28, 2007, Law No. 11,638 was enacted, altering, revoking and adding new provisions to Law No. 6,404/76 (Brazilian Corporate Law). This Law is effective for fiscal years beginning on or after January 1, 2008 and will introduce changes in Brazilian accounting practices. Although this Law has already become effective, the main changes introduced by it are subject to regulation by regulatory agencies before being fully applied by companies. Accordingly, during this transition phase, CVM, through the News Release of January 14, 2008, has permitted companies not to apply the provisions of Law No. 11,638/07 in the preparation of the interim financial statements. Thus, the interim financial statements for the quarter ended March 31, 2008 have been prepared in conformity with specific instructions of CVM and do not include the changes in accounting practices introduced by Law No. 11,638/07.

5.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Brasília, April 17, 2008

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

CONTENTS

GROUP	CHART	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	DIRECTOR FOR INVESTORS RELATIONS (Mail address at the Company address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH INCOME	2
01	09	ISSUED CAPITAL STOCK AND CHANGES IN THE ACCOUNTING PERIOD IN PROGRESS	4
01	10	DIRECTOR FOR INVESTORS RELATIONS	4
02	01	BALANCE SHEET ASSETS	5
02	02	BALANCE SHEET LIABILITIES	6
03	01	INCOME STATEMENT	8
04	01	EXPLANATION NOTES	10
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	65
06	01	CONSOLIDATED BALANCE SHEET ASSETS	66
06	02	CONSOLIDATED BALANCE SHEET LIABILITIES	67
07	01	CONSOLIDATED INCOME STATEMENT	69
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	71
09	01	EQUITIES IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	79
16	01	OTHER INFORMATION CONSIDERED AS RELEVANT BY THE COMPANY	80
17	01	REPORT ON SPECIAL REVIEW	83
		BRASIL TELECOM S.A
		NOVA TARRAFA PARTICIPAÇÕES LTDA
		NOVA TARRAFA INC.	/83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.